Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

1. VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2. ANALYSIS OF FINANCIAL POSITION

a) Analysis of the Financial Statement

The principal components of assets and liabilities as of June 30, 2010 and December 31, 2009 are as follows:

	06/30/2010	12/31/2009
Assets	MUS$	ThU.S.$
Current assets	2,407,199	2,274,258
Non-current assets	9,070,169	9,141,514

Total assets	11,477,368	11,415,772

	06/30/2010	12/31/2009
Liabilities and Shareholders’ Equity	MUS$	ThU.S.$
Current liabilities	918,127	953,358
Non-current liabilities	4,079,623	4,079,981
Non –parent participation	102,186	113,840
Net equity attributable to parent company Shareholders’ equity	6,377,432	6,268,593

Total net equity and liabilities	11,477,368	11,415,772

At June 30, 2010, total assets increased by 0.54% or U.S.S$62 million compared to December 31, 2009. This increase is mainly attributable to an increase of Trade and Other Receivables offset by a decrease of Cash and Cash Equivalents and Properties, plant and equipment.

Total liabilities decreased by U.S.$36. This decrease is mainly attributable to a decrease in Other Financial Liabilities.

The main financial and operating ratios are as follows:

Liquidity ratios	06/30/2010	12/31/2009
Current ratio	2.62	2.39
Acid ratio	1.59	1.41

Debt indicators	06/30/2010	12/31/2009
Debt to equity ratio	0.77	0.79
Short-term debt to total debt	0.18	0.19
Long-term debt to total debt	0.82	0.81

	06/30/2010	06/30/2009
Financial expenses covered	3.76	2.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

2. ANALYSIS OF FINANCIAL POSITION, continued

a) Analysis of the Balance Sheet, continued

Operational ratios	06/30/2010	12/31/2009
Inventory turnover	2.19	2.23
Inventory turnover (excluding biological assets)	3.27	3.28
Inventory permanence-days	164.13	161.21
Inventory permanence (excluding biological assets)	110.17	109.65

The liquidity ratio and the acid test for the current period has increased compared to December 31, 2009. This is due to an increase in current assets and a decrease in current liabilities, which in turn is explained by an increase of Trade and Other Receivables and by a decrease in Oterh Financial Liabilities (payments of banks).

At June 30, 2010, the short-term debt represented 18% of total liabilities compared to 19% at December 31, 2009.

The ratio of financial expenses covered increased from 2,00 in June 30, 2009 to 3.76 in June 30, 2010. This increase is attributable to higher profits in the current period.

The ratio of inventory turnover does not present significant changes by 2010 as compared to December 31, 2009.

b) Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registers a profit of U.S.$297 in 2010 compared to U.S.S$83 in 2009, an increase of U.S.$214. The change was attributable to the factors described in the following table:

Item	Million U.S.$
Gross margin	286
Administration cost	(26)
Financial costs	(24)
Foreign currency exchange rate	(26)
Others net	4

Net change in outcome before income tax	214

Gross Margin presents a profit of U.S.$670 million in 2010 compared to U.S.$384 million in 2009, caused by an increase in revenues due to an increase in sales price.

The proportional increase in administration expenses is mainly due to an increase in the remuneration item (the acquisition of Tafisa Plant).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

2. ANALYSIS OF FINANCIAL POSITION, continued

The increase in the exchange rate difference is principally due to a strong appreciation of the U.S. Dollar against the Chilean peso, the Euro and the Real, the currencies in which the Company owns financial investments, tax receivables and other accounts receivable.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	06/30/2010 ThU.S$	06/30/2009 ThU.S$
Pulp	814,667	764,346
Sawn timber	274,661	218,211
Panels	528,323	359,065
Forestry	69,535	43,907
Other	11,083	7,411

Total revenues	1,698,269	1,392,940

Sales costs	06/30/2010 ThU.S$	06/30/2009 ThU.S$
Wood	309,233	273,467
Forestry work	163,059	157,765
Depreciation	84,112	89,548
Other costs	471,543	487,631

Total sales costs	1,027,947	1,008,411

Profitability index	06/30/2010 ThU.S$	12/31/2009 ThU.S$
Profitability on equity	7.38	4.92
Profitability on assets	4.15	2.81
Return on operating assets	6.54	3.13

Profitability ratios	06/30/2010	06/30/2009
Income per share (U.S.$) (1)	2.09	0.53
EBITDA (2)	599,569	280,859
Income after tax (ThU.S.$) (3)	237,277	63,667
Gross margin (ThU.S.$)	670,322	384,529
Financial costs ( ThU.S.$)	(107,563)	(83,455)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Earnings before income tax, interest, depreciation, amortization and financial expenses.
(3)	Includes interest.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission. We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

4. MARKET SITUATION

Pulp

During the second quarter of 2010, markets continued the upward trend that had been observed in the first quarter and that started almost a year ago. Markets have experienced good demand, rising prices and lower inventories. The long fiber inventories reached 21-22 days during the quarter and short fibers reached 27-29 days, which means about 8-9 days lower than in the second quarter of 2009 regarding long fiber and about 8-10 days lower regarding short fiber.

Although Asia led the rise in prices again, the highest prices were experienced in less regular markets than those in Asia, Europe and America, such as in Turkey, the Middle East in general and India.

China had significant increases in prices and a demand, however, by the end of the quarter began to show difficulties to transfer the increases in pulp prices to higher prices in paper. This situation was mainly due to:

- a significant volume of paper production that went into production during the third quarter, which made it more difficult to transfer the increased costs of raw materials to final product prices, especially the higher cost of pulp;

-Due to the inability to transfer their higher costs to paper prices, a significant amount of integrated paper producers decided to reduce the production rate of their paper machines and / or to trade pulp in the Chinese domestic market. To perform this operation is necessary to have flexible equipment that allows them to produce paper or pulp, which does not allow large scale production

- A decrease in paper exports to Europe and North America due to anti-dumping restrictions imposed on or to be implemented in those countries.

All this meant a change in trend during June, a month in which not all regular suppliers of pulp to China could sell the expected volumes.

The other Asian markets continue to be quite active, but the effect of China could have a negative impact, especially if the Chinese papermakers are aggressive in sales in these markets. Pulp inventories in China are low, but paper inventories are relatively high.

In Europe the situation has been completely different. After several years, the European papermakers are experiencing and benefited from very good paper market. In general, the rise in pulp prices and the effects of exchange rates U.S.$ / Eu have been transferred to final products. During the quarter there were two rises in paper prices and announcements of further increases. A year ago, the papermakers had no more than one week of orders, however this quarter, some had 2-3 months and therefore there are no plans to stop production during the European summer. Also, pulp inventory levels in Europe are possibly the lowest in the world, approximately 50% less than the inventories of 2009. Europe will need to regain the level of inventories, the security level, but this cannot be made until there is more availability of pulp and an adjustment in prices. At current price levels of pulp, the European paper producers prefer to continue managing low inventories, even with the risk of being forced to buy on the spot market.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

According to the above, the highest levels in prices have been seen in less regular markets. However, at the end of the quarter prices are already similar to worldwide levels. There are low inventories but there is no urge to buy at any level.

North America in becomes less active than in the first quarter. There are no major changes, but there is difficulty to increase the level of demand significantly.

Latin America has good levels of activity and demand. Prices have risen as the rest of the world and the market continues growing at a constant rate. Especially attractive are the markets of tissue, diapers and hygiene in general.

During the second quarter of this year, pulp mills were normalizing their production after the devastating earthquake and tsunami that struck our country in February. The emphasis was on restart operations as fast as possible without compromising the safety of persons and having no impact on the environment. Pulp mills ubicated farther from the epicenter were the first to restart operations. In March began the Valdivia mill, then in April Licancel, Nueva Aldea, Constitución and line 1 of Arauco. Only line 2 of Arauco, with a capacity of 500,000 tonnes of pine pulp, is still being repaired, and its recovery boiler is what it makes critical the path for the resumption of operations. We expect line 2 restart its operations before 12 months of the accident occurred.

At the moment, considering the Alto Paraná mill located in Argentina, 84% of Arauco’s pulp mills are operating and their productions, both in volume and quality, are similar to those obtained before the earthquake.

Sawn Timber

In United State the real estate and construction market has shown a decrease in the second quarter of this year. In June the construction of new houses was 549.000 units. In comparison to the last 10 years, the current levels of construction are still low.

During the second trimester of 2010, the volume of sales and prices of molding have increased in comparison to first quarter.

In all markets, the demand of forestry products has increased. At the same time the prices have increased in China, Korea, Mexico, Peru, Japan, Taiwan and The Middle East.

As consequence of the earthquake, the demand of sawn timber has been increased in the local market.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

4. MARKET SITUATION, continued

Panels

During the first semester of 2010, the Panels Division increased 45% in sales and 32% in volume sales, in comparison to the first semester of 2009.

Several markets have had a strong recuperation in volume and prices during the first semester; which was also influenced by the earthquake in Chile. The uncertainly of supply caused a lot of spot demand.

The MDF and PBO markets had a strong growth in sales, 38% and 56% respectively, mainly driven by the rising demand in Brazil and Argentina which is expected to maintain.

The demand in U.S and the construction level have no improved, showing not signals of recuperation. We have been able to maintain sales volume of Plywood, and we increased our participation in retail.

In Europe the demand and prices of Plywood are slowly improving.

Hardboard market continue rising, its sales volume was 21% in comparison to first semester of 2009.

During the third and fourth quarter we expect the market to stabilize. The Inventories in the Supply Chain are high, for this reason the prices are going to be slightly lower and the demand remains relatively flat.

5. ANALYSIS OF CASH FLOW

The main components of net cash flow at June 30, 2010 and 2009 are as follows:

	06/30/2010 MUS$	06/30/2009 MUS$
Positive (negative) Cash flow
Cash flow from operating activities	380,553	239,859
Cash flow from financing activities:
Loan and bond payments	(170,869)	(172,095)
Dividend payments	(56,759)	(88,449)
Others
Cash flow from investment activities:	873	(450)
Purchase and sales of permanent investments	(37,536)	(10,131)
Incorporation and sale of property, plant and equipment	(218,238)	(133,094)
Incorporation and sale of biological assets	(59,610)	(48,025)
Other	(1,104)	(1,517)

Net cash flow for the period	(162,690)	130,288

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW, continued

We had a positive operating cash flow of U.S.$381 million in the current period compared to a positive balance of U.S.$240 million in 2009. The positive operating cash flow resulted from an increase in client recovery and was partially offset by lower payments to suppliers.

Cash flow from financing activities as of June 30, 2010 had a negative balance of U.S.$227 million compared to a positive balance of U.S.$83 million for the same period in 2009. This change resulted from lower received loans in the year 2010.

The investment cash flow decreased of U.S.S$316 (U.S.$193 in period 2009) at the end of the current period, due principally to payments for acquisition of property, plant and equipment and capital contribution from associated parties.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2010, a ratio of fixed rate debt to total consolidated debt of approximately 91.6%, which it believes is consistent with industry standards. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET

	Note	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	358,321	534,199
Other financial current assets	22	4,345	8,426
Other current non-financial assets		89,994	63,684
Trade and Other receivables-net	22	874,519	558,441
Related party receivables	13	7,997	18,272
Inventories	3	638,244	620,058
Biological assets, current	20	305,545	310,832
Tax assets		128,234	160,346
Total Current Assets		2,407,199	2,274,258
Non-Current Assets
Other non-current financial assets	22	12,508	29,078
Other non-current and non-financial assets		40,143	35,196
Investment accounted through equity method	15	489,523	476,101
Intangible assets	19	11,634	11,154
Goodwill		61,747	63,776
Property, plant and equipment	7	4,920,490	4,969,753
Biological assets, non-current	20	3,415,026	3,446,696
Deferred tax assets	6	119,098	109,760
Total non-current assets		9,070,169	9,141,514
Total Assets		11,477,368	11,415,772

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET (continued)

	Note	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Liabilities
Current Liabilities
Other financial liabilities, current	22	382,678	535,557
Trade and Other payables	22	359,203	321,892
Related party payables	13	10,913	12,081
Other provisions, current	18	5,574	5,169
Tax liabilities		40,386	15,917
Current provision for employee benefits	10	2,341	2,372
Other non-financial liabilities, current		117,032	60,370
Total Current Liabilities		918,127	953,358
Non-Current Liabilities
Other non-current financial liabilities		2,639,133	2,678,010
Other provisions, non-current	18	7,060	9,463
Deferred tax liabilities	6	1,285,812	1,256,090
Non-current provision for employee benefits	10	27,091	25,295
Other non financial liabilities, non-current		120,527	111,123
Total non-current liabilities		4,079,623	4,079,981
Total liabilities		4,997,750	5,031,394
Net Equity
Issued capital		353,176	353,176
Accumulated profit/loss		6,033,110	5,893,799
Other reserves		(8,854)	21,618
Net equity attributable to parent company		6,377,432	6,268,593
Non-parent participation		102,186	113,840
Total net equity		6,479,618	6,382,433
Total net equity and liabilities		11,477,368	11,415,772

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-June		April-June
		2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Income Statement
Revenue	9	1,698,269	1,392,940	913,389	732,800
Cost of sales		(1,027,947)	(1,008,411)	(536,126)	(524,428)
Gross profit		670,322	384,529	377,263	208,372
Other operating income	2	99,360	91,510	64,049	49,373
Distribution costs		(167,806)	(182,921)	(89,939)	(99,093)
Administrative expenses		(152,071)	(111,387)	(75,796)	(57,116)
Other operating expenses		(28,525)	(30,025)	9,934	(17,189)
Other income (loss)		275	(448)	367	(285)
Financial income		10,728	9,285	2,144	4,104
Financial costs	2	(107,563)	(83,445)	(57,628)	(41,095)
Participation in (loss) profit in associates and joint ventures accounted through equity method	15	(2,119)	5,947	(615)	4,804
Exchange rate differences	11	(25,990)	395	(8,407)	10,227
Income before income tax		296,611	83,440	221,372	62,102
Income tax	6	(59,334)	(19,773)	(46,623)	(12,617)
Net Income		237,277	63,667	174,749	49,485

Profit attributable to equity holders
Profit attributable to parent company		236,529	60,043	174,073	46,417
Profit attributable to non-parent company		748	3,624	676	3,068
Net Income		237,277	63,667	174,749	49,485

Basic earnings per share
Earnings per share from counting operations		0.0020904	0.0005306	0.0015384	0.0004102
Earnings per share from discontinued operations		0	0	0	0

Basis earnings per share		0.0020904	0.0005306	0.0015384	0.0004102

Earnings per diluted shares
Earnings per diluted share from counting operations		0.0020904	0.0005306	0.0015384	0.0004102
Earnings per diluted share from discontinued operations		0	0	0	0

Basic earnings per diluted share		0.0020904	0.0005306	0.0015384	0.0004102

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

COMPREHENSIVE INCOME STATEMENT

	Note	January-June		April-June
		2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Net Income		237,277	63,667	174,749	49,485
Other comprehensive income, before tax
Exchange difference on conversion
Profit (loss) for exchange differences before tax	11	(30,719)	98,064	(11,251)	92,244
Other comprehensive income before tax, exchange difference on conversion		(30,719)	98,064	(11,251)	92,244
Cash flow hedges
Profit (loss) for cash flow hedges before tax		(1,896)	(4,613)	(8,405)	169
Other comprehensive income, before tax, cash flow hedges		(1,896)	(4,613)	(8,405)	169
Participation in Other comprehensive income in associates and joint ventures through equity method		41	1,128	137	1,128
Other comprehensive income, before tax		(32,574)	94,579	(19,519)	93,541
Comprehensive income statement
Income tax related to Other comprehensive income
Income tax related to Cash flow hedges on Other comprehensive income		322	784	1,428	29
Income tax related to Other comprehensive income		322	784	1,428	(29)
Other comprehensive income		(32,252)	95,363	(18,091)	93,512
Total comprehensive income		205,025	159,030	156,658	142,997

Comprehensive Income Statement attributable to:
Comprehensive income statement attributable to parent company		206,057	147,385	156,616	132,301
Comprehensive income statement attributable to non-parent company		(1,032)	11,645	42	10,696
Total comprehensive income		205,025	159,030	156,658	142,997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Changes in Net Equity

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENT OF CHANGES IN NET EQUITY

	Share Capital	Conversion Reserves	Hedge Reserves	Profit or loss on the remeasurement of financial assets available for sale	Other Reserves	Accumulated Profit (Loss)	Equity attributable to Parent Company	Non-parent company	Equity Total
06/30/2010
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance at 01/01/2010	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
Changes in equity
Comprehensive income statement
Profit (loss)	0	0	0	0	0	236,529	236,529	748	237,277
Other comprehensive income	0	(28,939)	(1,574)	41	(30,472)	0	(30,472)	(1,780)	(32,252)
Comprehensive income							206,057	(1,032)	205,025
Dividends	0	0	0	0	0	(97,218)	(97,218)	0	(97,218)
Increase (decrease) for transfers and Other changes	0	0	0	0	0	0	0	(10,622)	(10,622)
Total Changes in equity	0	(28,939)	(1,574)	41	(30,472)	139,311	108,839	(11,654)	97,185
Closing balance at 06/30/2010	353,176	(1,388)	(6,394)	(1,072)	(8,854)	6,033,110	6,377,432	102,186	6,479,618

06/30/2009	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Profit or loss on the remeasurement of financial assets available for sale ThU.S.$	Other Reserves ThU.S.$	Accumulated Profit (Loss) ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non-parent company ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	(139,238)	5,675,616	5,889,554	117,682	6,007,236
Changes in equity
Comprehensive income statement
Profit (loss)	0	0	0	0	0	60,043	60,043	3,624	63,667
Other comprehensive income	0	90,043	(3,829)	1,128	87,342	0	87,342	8,021	95,363
Comprehensive income							147,385	11,645	159,030
Dividends	0	0	0	0	0	(24,015)	(24,015)	0	(24,015)
Increase (decrease) for transfers and Other changes	0	0	0	0	0	0	0	(9,444)	(9,444)
Total Changes in equity	0	90,043	(3,829)	1,128	87,342	36,028	123,370	2,201	125,571
Closing balance at 06/30/2009	353,176	(46,180)	(3,829)	(1,887)	(51,896)	5,711,644	6,012,924	119,883	6,132,807

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flow

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENT OF CASH FLOWS-DIRECT METHOD

	06/30/2010 ThU.S.$	06/30/2009 ThU.S.$
Cash Flows from (used in) Operating Activities, Direct Method
Statement of Cash flows
Cash Flows from (used in) Operating
Types collections operating activities
Collections from sales of goods and services	1,793,038	1,635,882
Other collections for operating activities	73,254	96,755
Types of payments
Payments to suppliers for goods and services	(1,317,839)	(1,323,650)
Payments to and behalf of employees	(103,219)	(90,837)
Other payments for operating activities	(5,069)	(702)
Dividends paid	(7,062)	(9,424)
Dividends received	6,353	11,994
Interest paid	(94,348)	(73,129)
Interest received	5,564	10,516
Amounts paid and received by the Income Tax Returned	28,225	(25,373)
Other input (output) in cash	1,656	7,827
Net Cash flows from (used in) Operating Activities, Total	380,553	239,859

Cash flows from (used in) Investing Activities
Cash flow used in gain control subsidiaries and other businesses	(6,977)	0
Payments to acquire equity or debt instruments of other entities	0	(10,131)
Capital contributions to joint ventures	(30,559)	0
Proceeds from sale of property, plant and equipment	1,069	179
Purchase of property, plant and equipment	(219,307)	(133,273)
Purchase of intangible assets	(150)	0
Proceeds from sale of other financial assets	490	858
Purchase of biological assets	(60,100)	(48,883)
Collections from reimbursement of advances and loans granted to third	118	0
Other input (output) in cash	(1,072)	(1,517)
Cash flows from (used in) Investing Activities	(316,488)	(192,767)

Cash flows from (used in) Financing Activities
Loans obtained in long term	26,640	583,205
Loan payments	(197,509)	(411,110)
Dividend paid	(56,759)	(88,449)
Other input (output) in cash	873	(450)
Cash flows from (used in) Financing Activities	(226,755)	83,196

Net increase (decrease) of Cash and Cash Equivalents	(162,690)	130,288
Effect of exchange rate variations on cash and cash equivalents
Effect of exchange rate variations on cash and cash equivalents	(13,188)	19,144

Net increase (decrease) of Cash and Cash equivalents	(175,878)	149,432
Cash and cash equivalents, at the beginning of the	534,199	167,308
Cash and cash equivalents, at the end of the period	358,321	316,740

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A., Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030 and subject to audit by the Superintendency. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. By virture of their registration in the Registry, each of the above companies is subject to supervision by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Celulosa Arauco y Constitución S.A. and subsidiaries (hereinafter “Arauco”) is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of Financial Statements

Financial Statements presented by Arauco as at June 30, 2010:

•	Consolidated Balance Sheet

•	Consolidated Statement of Income

•	Comprehensive Income Statement

•	Consolidated Statement of Changes in Net Equity

•	Consolidated Statement of Cash Flows – Direct Method

•	Disclosure of Explanatory Information (notes)

Period Covered by the Financial Statements

January 1, 2010 to June 30, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Date of Approval of Financial Statements

The issuance of these interim consolidated financial statements for the period between January 1, 2010 and June 30, 2010 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 429 on September 6, 2010.

Functional Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven by the global market and therefore, are influenced mostly by the U.S. Dollar.

Arauco has defined the U.S. Dollar as its main functional currency.

The financial information included herein is presented in thousands of U.S. Dollars without decimals.

All significant information required by International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), is presented in these interim consolidated financial statements.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are entities that qualify as Special Purpose Entities. However, they are controlled by Arauco, which is determined, in part, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying interim consolidated financial statements of Arauco include the balance sheet, statements of income from operations and cash flows in accordance with IFRS.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

IFRS Compliance Declaration

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), and represent the wholesale adoption, explicitly and without reservation of the mentioned international standards.

Disclosure of Capital Information

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 06/30/2010 (ThU.S. $)	Amount at 12/31/2009 (ThU.S. $)	Equity Hedging >= 2.0x	Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	374,347	398,693	N/A	✓	N/A
Forestal Río Grande S.A. Loan	121,483	138,837	✓(3)	N/A	✓(3)
Bilateral Bank Loan	240,286	255,304	✓	✓	N/A
Other Loans	36,151	156,639	No Financial Covenants Required
Foreign Bonds	2,230,938	2,252,838	No Financial Covenants Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

Arauco has complied with all financial covenants at June 30, 2010.

Debt instruments ratings at June 30, 2010 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	—	AA	—	AA
Foreign Bonds	BBB	BBB+	Baa2	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousand of U.S. Dollars) as at June 30, 2010, and December 31, 2009:

In ThU.S.$	06/30/2010	12/31/2009
Equity	6,377,432	6,268,593
Bank Loans	397,920	550,780
Finance Leases	402	608
Bonds	2,605,285	2,651,531

Capital	9,381,039	9,471,512

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Arauco considers it unlikely that future uncertainty risks will result in any significant adjustment to the book value of assets and liabilities within the next financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly. Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying interim consolidated financial statements as of June 30, 2010 were prepared in accordance with current IFRS accounting policies, uniformly applied to all items in these consolidated financial statements.

a) Basis for Presentation of financial information

These interim consolidated financial statements have been prepared under IAS 34.

The consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

b) Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

- Property, Plant and Equipment

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

- Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests. This recovery is performed on the basis of each stand identified and for each type of tree species.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The principal considerations used to calculate the valuation of forest plantations are presented in Note 20.

- Lawsuits and Contingencies

Arauco and its subsidiaries are subject to lawsuits in process, whose future effects need to be estimated by the management of the Company, in collaboration with its legal advisers. Arauco seeks to interpret the reports of its legal advisers and makes appropriate contingency estimates in each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation.

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, usually accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Unrealized earnings from subsidiary operations have been eliminated from the interim consolidated financial statements and minority shareholder equity is recognized in the equity balance.

Interim consolidated financial statements for the period between January 1, 2010 and June 30, 2010 include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Some consolidated subsidiaries report legal financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

d) Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making such relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

Detailed financial information by segment is presented in Note 23.

e) Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The interim consolidated financial statements are presented in U.S. Dollars, which is the Company’s functional currency and Arauco’s presentation currency.

(ii) Foreign Currency Translations – Subsidiaries and Associates

The income statements of subsidiaries, whose functional and presentational currencies are not the U.S. Dollar, are translated into the Arauco reporting currency (U.S. Dollars) using the average monthly exchange rates, whereas the balance sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the retranslation of net investments in foreign entities are recorded directly in shareholders’ equity as Conversion reserves, as shown in the statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except that which matches the deferral in net equity, such as those derived from cash flow hedges.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

g) Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other financial liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method. A provision of bad debts is recorded to reflect uncollective amounts.

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time remains in equity and is recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

h) Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the normal course of business, less cost of sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

i) Business Combinations

Business combinations are recognized using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

The goodwill acquired in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Other profit (loss).

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statment in the period in which they occur.

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Minority Interests are presented as a separate component of equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

j) Investments in associates

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20 and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the income statement and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

k) Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs. These costs are amortized over their estimated useful lives.

(iii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

l) Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

m) Property, plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

n) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred to the lesee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

o) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantations assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

p) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits profit will be available against which temporary differences can be utilized.

q) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified with the best possible estimate at the end of each period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

r) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 23 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

s) Minimum dividend

Article No. 79 of the Privately Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes if any preferred shares, in the amount of at least 30% of net profits for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable profit, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this interim consolidated financial statement under Other Non-Financial Liabilities, current.

t) Impairment

Non-financial Assets

The carrying amounts of property, plant and equipment are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are made write-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

u) Employee Benefit Costs

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company to conditions established within collective or individual contracts.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

v) Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and the expense is recorded at nominal value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade payables and Other payables, current.

w) Joint Venture Equity

Joint venture equity is recognized using the equity method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

x) Recent accounting pronouncements

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB:

Rules and amendments	Content	Mandatory application date
IFRS 9	Financial instruments, classification and measurement	January 1, 2013

Amendment to IAS 24	Related parties disclosures	January 1, 2011

Amendment to IAS 32	Classification for emission rights	January 1, 2010

Amendment Improve to NIIF	Amendments collection to NIIF 7	January 1, 2011

Amendment to IFRIC 14	Pre-payments of a Minimum funding requirement	January 1, 2011

IFRIC Interpretation 19	Extinguishing financial liabilities with equity instruments	July 1, 2010

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a) Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	06/30/2010	12/31/2009
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Other Financial Liabilities have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)	Debt ratio must not exceed 1.2

ii)	Interest hedging index cannot be less than 2.0

At closing date Arauco had complied with the totality of these restrictions.

	06/02010	12/31/2009
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b) Disclosure of information on Dividends paid to Ordinary Shares

Dividends paid at June 30, 2010:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-10-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 56,759
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.50161

Dividends paid during 2009 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Interim Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-16-2009
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 25,957
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.22940

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-07-09
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 88,449
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.78168

c) Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other Reserves.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to a difference in foreign currency translation as compared to the Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to the portion of profit or swap net loss coverage existing at Arauco as of June 30, 2010.

Financial assets available for sale Reserve

This mainly corresponds to the value in Other comprehensive income of investment in associates.

d) Disclosures of other Information

Below are balances of Other Income by activity, Financing Costs and Participation in profit (loss) of associates and joint venture as of June 30 and 2010 and 2009, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

	January - June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Types of Other Income by activity
Other Operating Income, Total	99,360	91,510	64,049	49,373
Gain from changes in fair value of biological assets	72,627	75,920	41,346	46,242
Revenue from export promotion	3,013	2,507	1,657	1,395
Earthquake insurance net effect	9,650	0	9,650	0
Other operating results	14,070	13,083	11,396	1,736

Types of Financing Costs
Financing Costs, Total	(107,563)	(83,445)	(57,628)	(41,095)
Interest costs	(97,902)	(73,056)	(51,516)	(34,132)
Interest on bank loan	(97,902)	(73,056)	(51,516)	(34,132)
Other financing costs	(9,661)	(10,389)	(6,112)	(6,963)

Types of Participation in Profit (Loss) of associates and joint venture accounted through Equity Method
Total	(2,119)	5,947	(615)	4,804
Investments in associates	283	4,115	118	3,450
Joint ventures	(2,402)	1,832	(733)	1,354

NOTE 3. INVENTORIES (IAS 2)

Components of Inventory	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Raw Materials	110,958	85,706
Production Supplies	37,443	55,764
Work in progress	27,154	26,154
Finished goods	335,780	335,234
Other Inventories	126,909	117,200
Total Inventories	638,244	620,058

As of June 30, 2010, a cost of sales of inventories of ThU.S.$1,006,890 was recognized (ThU.S.$985,213 at June 30, 2009).

As of June 30, 2010, a net increase provision for obsolescence effects mainly caused by the earthquake and tsunami of ThU.S.$19,423 was recognized. At June 30, 2009 there was no provision for obsolescence.

The inventories impairment provision amounted to ThU.S.$26,947 at June 30, 2010 (ThU.S.$7,524 at December 31, 2009), this corresponds to ThU.S.$ 20,421 parts and ThU.S.$ 6,526 materials and supplies, presented in the items Other Inventories and Production Supplies, respectively.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash or cash equivalents that are freely available.

Components of Cash and Cash Equivalents	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Cash on hand	251	244
Banks	26,245	28,756
Short term deposit	70,757	281,873
Mutual funds	261,068	223,326
Total	358,321	534,199

Reconciliation of Cash and Cash Equivalents
Bank overdraft used for cash management	0	0
Other reconciliations items, cash and cash equivalents	0	0
Reconciliation of Cash and Cash Equivalent items, Total	0	0
Cash and cash equivalents	358,321	534,199
Cash and cash equivalents, reported in the Cash Flow Statement	358,321	534,199

The following tables detail the value of the cost of the investment in Dynea Brasil S.A. dated March 15, 2010, Savitar (Forestal Talavera S.A.) dated June 30, 2009 and Arauco do Brasil S.A. (ex-Tafisa Brazil) dated August 26, 2009 (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired in order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

2010 Purchase of Investments	ThU.S.$
Acquisition: Dynea Brasil S.A.
Cash paid for acquisitions and cash equivalents	15,000
Cash and cash equivalentsheld by acquired entities	(8,023)
Net cash paid to acquire entities	6,977

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	22,613

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

2009 Purchase of Investments	ThU.S.$
Acquisition: Tafisa Brasil S.A. (currently named Arauco do Brasil S.A.)
Cash paid for acquisitions and cash equivalents	166,977
Cash and cash equivalentsheld by acquired entities	(2,891)
Net cash paid to acquire entities	164,086

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	107,429

2009 Purchase of Investments	ThU.S.$
Acquisition: Savitar (Forestal Talavera S.A.)
Cash paid for acquisitions and cash equivalents	10,131
Cash and cash equivalentsheld by acquired entities	(106)
Net cash paid to acquire entities	10,025

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity (see Note 14)	12,367

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of June 30, 2010 and applied uniformly to all items presented in these interim consolidated financial statements.

Changes in the Treatment of Accounting Policy

The financial statements at June 30, 2010 do not show changes in accounting policies compared to the same period last year.

The consolidated financial statements of Arauco at December 31, 2009 are the Group’s first annual financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

Standards adopted by the Company in Advance

IAS 27 (Revised), Consolidated and individual financial statements - Modifications arising from changes in IAS 3, adopted in the year 2009.

IAS 3 (Revised), Business combinations, adopted in the year 2009.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES (IAS 12)

The tax rate applicable to the major companies in which Arauco participates is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	06/30/2010 ThU.S. $	12/31/2009 ThU.S. $
Deferred Tax Assets relative to Provisions	4,406	3,759
Deferred Tax Assets relative to accrued liabilities	10,812	6,690
Deferred Tax Assets relative to Post-Employment obligations	4,974	4,677
Deferred Tax Assets relative to Restatement of Property, Plant and equipment	3,658	3,065
Deferred Tax Assets relative to Financial Instruments Restatements	1,702	1,913
Deferred Tax Assets relative to tax losses	56,486	53,292
Valuation of biological assets	9,655	11,424
Valuation of inventory	5,693	1,939
Income provision	2,915	2,571
Trade debtors and receivables	4,132	4,878
Intangible revaluation differences	10,138	10,584
Deferred Tax Assets relative to Others	4,527	4,968

Deferred Tax Assets Total	119,098	109,760

As of the date of the present financial statement some of Arauco’s subsidiaries show tax losses of ThU.S.$255,380 (ThU.S.$241,596 at December 31, 2009) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

Currently Arauco has not recognized deferred taxes associated with temporary differences arising from investments in associates nor by the conversion and associate adjustments recognized in Other Comprehensive Income, because it controls dates where temporary differences will be reverse and/or not likely that those differences will change in the foreseeable future. The estimated amount at June 30, 2010 of unrecognized deferred tax is approximately ThU.S.$16,110.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following table details deferred tax liabilities:

Deferred Tax Liabilities	06/30/2010 ThU.S. $	12/31/2009 ThU.S. $
Deferred Tax Liabilities relative to Restated Property, Plant and equipment	676,176	682,540
Deferred Tax Liabilities relative to Financial Instrument restatement	4,095	7,704
Valuation of biological asset	498,805	508,285
Valuation of inventory	10,235	10,001
Valuation of prepaid expenses	30,283	27,006
Deferred Tax Liabilities relative to Others	66,218	20,554

Deferred Tax Liabilities Total	1,285,812	1,256,090

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$28,897 and ThU.S.$109,891 respectively, will be used in a period of 12 months.

Temporary Differences

The following tables summarize current asset and liability timing differences:

	06/30/2010		12/31/2009
Detail of Types of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	62,612	0	56,468	0
Tax Loss	56,486	0	53,292	0
Deferred Tax Liabilities	0	1,285,812	0	1,256,090
Total	119,098	1,285,812	109,760	1,256,090

Detail of Temporary Difference Profit and Loss Amounts	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2009 ThU.S.$	2009 ThU.S.$
Deferred Tax Assets	1,170	(4,520)	1,730	(3,550)
Tax Loss	4,625	3,725	(457)	(72)
Deferred Tax Liabilities	(43,233)	(30,618)	(14,686)	(6,916)

Total	(37,438)	(31,413)	(13,413)	(10,538)

Income Tax Expenditure (Income)

Income Tax Expenditure consists of the following:

Expense due to Current Income Taxes on Earnings	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Current income tax expense	(27,164)	5,108	(34,470)	(6,016)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	5,681	2,859	1,472	429
Previous period current tax adjustments	(269)	3,815	(86)	3,584
Other current tax expenses	(144)	(142)	(126)	(76)

Total Income (expense) Current Tax, Net	(21,896)	11,640	(33,210)	(2,079)

Deferred expense (income) from taxes relative to the creation and reversion of temporary differences	(42,063)	(35,138)	(12,956)	(10,466)
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	4,625	3,725	(457)	(72)

Total Income (expense) Deferred Tax, Net	(37,438)	(31,413)	(13,413)	(10,538)

Income (expense) due to Income Tax Total	(59,334)	(19,773)	(46,623)	(12,617)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following table details the income tax for foreign and national companies as of June 30, 2010 and 2009, respectively:

	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Foreign current tax	(22,584)	(13,346)	(15,299)	(9,200)
National current tax	688	24,986	(17,911)	7,121
Current tax, Total	(21,896)	11,640	(33,210)	(2,079)
Foreign deferred tax	8,935	(5,391)	4,259	(3,131)
National deferred tax	(46,373)	(26,022)	(17,672)	(7,407)
Deferred tax, Total	(37,438)	(31,413)	(13,413)	(10,538)

Income (expense) due to Income Tax, Total	(59,334)	(19,773)	(46,623)	(12,617)

Income Tax Expenditure Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Tax Expenses using the Legal Rate with Tax Expenses using the Effective Rate	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Tax Expense Using Legal Rate	(50,424)	(14,184)	(37,484)	(10,573)
Tax effect of rates in other jurisdictions	(4,495)	(10,243)	(690)	(6,909)
Tax effect of non taxable ordinary income	6,954	5,655	6,365	29
Tax effect of non tax deductible expenses	(7,864)	(4,271)	(7,122)	1,582
Tax Effect of Excess Tax for Previous Periods	(269)	3,818	(86)	3,587
Other Increases (Decreases) Legal Taxes	(3,236)	(548)	(7,606)	(333)

Adjustment to Tax Expense using the Legal Rate, Total	(8,910)	(5,589)	(9,139)	(2,044)

Tax Expenses Using the Effective Rate	(59,334)	(19,773)	(46,623)	(12,617)

The deferred taxes related to financial hedging instruments, corresponds to a charge to ThU.S.$ 322 at June 30, 2010 (ThU.S.$ 784 at June 30, 2009), which presents net in Hedge reserves in the Statement of Changes in Net Equity.

On July 30, 2010 was published in the Diario Oficial of Chile, Law N.20.455, for the national reconstruction financing. One of its principle modifications considers the increase of the First Category Tax for incomes received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5% respectively.

The effect on the change in tax rates cause an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities. Arauco believes that the above will not have a significant impact on the financial statements of the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Properties, Plant and Equipment, Net
Construction in progress	503,411	433,269
Land	797,639	743,950
Buildings	1,316,529	1,353,461
Plant and equipment	2,203,126	2,328,457
Information technology equipment	17,396	18,178
Fixed facilities and accessories	4,735	5,207
Motorized vehicles	9,226	9,791
Others	68,428	77,440

Total Net	4,920,490	4,969,753

Properties, plant and equipment, Gross
Construction in progress	503,411	433,269
Land	797,639	743,950
Buildings	2,389,053	2,370,295
Plant and equipment	4,120,615	4,060,145
Information technology equipment	43,005	42,992
Fixed facilities and accessories	17,824	18,675
Motorized vehicles	31,248	31,066
Others	105,975	112,629

Total Gross	8,008,770	7,813,021

Accumulated depreciation and impairment
Buildings	(1,072,524)	(1,016,834)
Plant and equipment	(1,917,489)	(1,731,688)
Information technology equipment	(25,609)	(24,814)
Fixed facilities and accessories	(13,089)	(13,468)
Motorized vehicles	(22,022)	(21,275)
Others	(37,547)	(35,189)

Total	(3,088,280)	(2,843,268)

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	06/30/2010 ThU.S$	12/31/2009 ThU.S$
Collateral amount of property, plant and equipment	56,803	56,799

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Commitments for project disbursements or for the acquisition of property, plant and equipment

	06/30/2010 ThU.S$	12/31/2009 ThU.S$
Amount committed for the acquisition of property, plant and equipment	152,331	187,441

	06/30/2010 ThU.S$	12/31/2009 ThU.S$
Disbursements for property, plant and equipment account under construction	119,917	196,271

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment at June 30, 2010 and December 31, 2009:

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	119,917	59,418	15,919	5,402	98	25	518	4,890	206,187
Acquisitions of business	216	660	2,804	21,050	0	0	14	1,137	25,881
Dispositions	(35)	(55)	(144)	(452)	0	0	(9)	(3,959)	(4,654)
Withdrawals	(114)	0	(946)	(2,043)	(34)	0	(2)	(179)	(3,318)
Depreciation costs	0	0	(30,449)	(78,779)	(927)	(405)	(1,002)	(857)	(112,419)
Impairment loss recognized in the Income Statement (note 17)	0	0	(25,524)	(110,344)	(74)	0	(102)	(9,341)	(145,385)
Exchange rate increase (decrease) of foreign currency	(1,633)	(6,334)	(3,381)	(3,355)	0	(102)	(47)	(703)	(15,555)
Other increase/decrease	(48,209)	0	4,789	43,190	155	10	65	0	0
Total Changes	70,142	53,689	(36,932)	(125,331)	(782)	(472)	(565)	(9,012)	(49,263)
Closing balance 06/30/2010	503,411	797,639	1,316,529	2,203,126	17,396	4,735	9,226	68,428	4,920,490

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Opening balance 01/01/2009	348,417	689,900	1,307,391	2,172,162	18,621	4,755	9,569	65,156	4,615,971
Changes
Additions	196,271	36,550	8,023	19,792	73	16	1,607	5,161	267,493
Acquisitions through business combination	4,951	5,548	44,364	192,216	0	0	458	5,870	253,407
Dispositions	(212)	(181)	(110)	(1,003)	(177)	(114)	(425)	(942)	(3,164)
Discontinuation of consolidation by the formation of joint venture registered under the equity method (note 15-16)	0	(32,014)	0	(27)	0	0	0	0	(32,041)
Withdrawals	(1,520)	(1,265)	(82)	(2,805)	(3)	(55)	(23)	(1,233)	(6,986)
Depreciation costs	0	0	(59,311)	(155,981)	(1,859)	(274)	(2,050)	(1,618)	(221,093)
Impairment loss recognized in the Income Statement	0	0	(1,416)	(1,694)	0	0	0	0	(3,110)
Exchange rate increase (decrease) of foreign currency	1,528	42,315	11,684	38,296	1	0	454	4,998	99,276
Other increase/decrease	(116,166)	3,097	42,918	67,501	1,522	879	201	48	0
Total Changes	84,852	54,050	46,070	156,295	(443)	452	222	12,284	353,782
Closing balance 12/31/2009	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income at June 30, 2010 and 2009 is as follows:

Depreciation for the period	06/30/2010 ThU.S.$	06/30/2009 ThU.S.$
Cost of sale	84,112	89,548
Administration expenses	3,958	4,501
Other operating expenses(*)	21,208	0
Total	109,278	94,049

(*)	It refers to the cost of depreciation of plants detained product of the earthquake.

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accessories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES (IAS 17)

When assets are leased under a finance lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Finance Leases Classified by Type of Asset, Leases

	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Property, Plant & Equipment Financial Leasing	460	608
Plant and Equipment	460	608

Reconciliation of Finance Lease Minimum Payments, Lessee

	06/30/2010
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	302	12	290
Due within one and five years	113	1	112
Due beyond five years	0	0	0
Total	415	13	402

	12/31/2009
Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	381	20	361
Due within one and five years	253	6	247
Due beyond five years	0	0	0
Total	634	26	608

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Reconciliation of Finance Lease Minimum Payments, Lessor

	06/30/2010
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,486	516	3,970
Due within one and five years	7,008	486	6,522
Due beyond five years	0	0	0
Total	11,494	1,002	10,492

	12/31/2009
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,860	545	4,315
Due within one and five years	7,940	490	7,450
Due beyond five years	0	0	0
Total	12,800	1,035	11,765

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Significant Finance Lease Agreements

Arauco holds finance leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

NOTE 9. ORDINARY REVENUE (IAS 18)

(a) Policy on Revenue recognition from to the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated within the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(b) Policy on Revenue recognition from to Rendering of Services

Arauco mainly has electric power, port and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Types of Ordinary Revenue	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Sale of goods	1,659,257	1,345,519	888,038	713,010
Service Contracts	39,012	47,421	25,351	19,790
Total	1,698,269	1,392,940	913,389	732,800

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

This refers to severance payment obligations for years of service due to termination of service contracts that arise from benefits stated within work contracts and/or as severance payments stated in the Labor Law.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, according to in force work contracts held with workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Types of Benefits and Expenses by Employee

Types of Benefits Expenses by Employee	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Personnel Expenses	104,277	91,597	49,651	44,413
Wages and salaries	98,782	88,810	45,780	42,822
Compensation for years of service	5,495	2,787	3,871	1,591

The following tables detail the balances and the movement of Payments for years of service provisioned at June 30, 2009 and December 31, 2009.

	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Current	2,341	2,372
Non-current	27,091	25,295

Total	29,432	27,667

Movement	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Opening balance	27,667	20,297
Current service cost	551	840
Interest cost	1,005	2,083
Gain (losses) actuarial	2,601	(575)
Benefits paid	(372)	(757)
Increase (decrease) for currency exchange	(2,020)	5,779
Closing balance	29,432	27,667

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS (IAS 21)

Local and foreign currency

Currency assets and liabilities at June 30, 2010 and December 31, 2009 are as follow:

	06-30-2010 ThU.S.$	12-31-2009 ThU.S.$
Liquid Assets	362,666	542,625
US Dollar	226,490	185,995
Euro	56,861	66,935
Other currencies	53,493	64,879
$ not adjustable	25,822	224,816
U.F.	0	0
Cash and Cash Equivalent	358,321	534,199
US Dollar	222,145	177,569
Euro	56,861	66,935
Other currencies	53,493	64,879
$ not adjustable	25,822	224,816
U.F.	0	0
Other Financial Assets	4,345	8,426
US Dollar	4,345	8,426
Euro	0	0
Other currencies	0	0
$ not adjustable	0	0
U.F.	0	0
Accounts Receivable in short and long term
Accounts Receivable in short and long term	895,024	587,793
US Dollar	676,518	412,826
Euro	17,077	19,348
Other currencies	102,899	36,090
$ not adjustable	88,328	112,339
U.F.	10,202	7,190
Trades and Current Accounts Receivable	874,519	558,441
US Dollar	670,262	397,394
Euro	17,077	19,348
Other currencies	101,912	35,074
$ not adjustable	81,572	102,098
U.F.	3,696	4,527
Trades and Non-Current Accounts Receivable	12,508	11,080
US Dollar	1,603	4,152
Euro	0	0
Other currencies	100	102
$ not adjustable	4,299	4,163
U.F.	6,506	2,663
Accounts Receivable from related parties, current	7,997	18,272
US Dollar	4,653	11,280
Euro	0	0
Other currencies	887	914
$ not adjustable	2,457	6,078
U.F.	0	0
Other Assets	10,219,678	10,285,354
US Dollar	10,011,760	10,016,050
Euro	84	57
Other currencies	88,818	86,720
$ not adjustable	98,915	163,233
U.F.	20,101	19,294
Total Assets	11,477,368	11,415,772
US Dollar	10,914,768	10,614,871
Euro	74,022	86,340
Other currencies	245,210	187,689
$ not adjustable	213,065	500,388
U.F.	30,303	26,484

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Local and foreign currency, continued

	06-30-2010		12-31-2009
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$
Liabilities, current
Total Liabilities, current	861,397	56,730	613,853	339,505
US Dollar	751,582	48,644	562,286	318,247
Euro	7,563	0	3,922	0
Other currencies	46,741	5,736	16,962	18,959
$ not adjustable	50,939	0	26,623	0
U.F.	4,572	2,350	4,060	2,299
Other Financial Liabilities, current	325,948	56,730	196,052	339,505
US Dollar	308,562	48,644	195,047	318,247
Other currencies	16,710	5,736	27	18,959
U.F.	676	2,350	978	2,299
Bank loans	34,841	31,735	150,964	52,011
US Dollar	18,131	25,999	150,937	33,052
Other currencies	16,710	5,736	27	18,959
Financial leases	98	193	361	0
U.F.	98	193	361	0
Other loans	291,009	24,802	44,727	287,494
US Dollar	290,431	22,645	44,110	285,195
U.F.	578	2,157	617	2,299
Other Financial Liabilities, current	535,449	0	417,801	0
US Dollar	443,020	0	367,239	0
Euro	7,563	0	3,922	0
Other currencies	30,031	0	16,935	0
$ not adjustable	50,939	0	26,623	0
U.F.	3,896	0	3,082	0

	06-30-2010		12-31-2009
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$
Liabilities
Total Liabilities, non-current	2,886,000	1,193,623	2,479,289	1,600,692
US Dollar	1,677,592	932,113	1,434,486	1,322,361
Euros	0	0	0	0
Other currencies	387,633	4,052	271,572	4,220
$ not adjustable	706,510	0	651,318	0
U.F.	114,265	257,458	121,913	274,111
Other Financial Liabilities, non-current	1,445,510	1,193,623	1,077,318	1,600,692
US Dollar	1,330,070	932,113	955,080	1,322,361
Other currencies	1,175	4,052	325	4,220
U.F.	114,265	257,458	121,913	274,111
Bank loans	278,889	52,455	271,182	76,623
US Dollar	277,714	48,403	270,857	72,403
Other currencies	1,175	4,052	325	4,220
Financial leases	111	0	247	0
U.F.	111	0	247	0
Other loans	1,166,510	1,141,168	805,889	1,524,069
US Dollar	1,052,356	883,710	684,223	1,249,958
U.F.	114,154	257,458	121,666	274,111
Other Financial Liabilities, non-current	1,440,490	0	1,401,971	0
US Dollar	347,522	0	479,406	0
Other currencies	386,458	0	271,247	0
$ not adjustable	706,510	0	651,318	0
U.F.	0	0	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Effect of exchange rate variations

The functional currency of Brazilian subsidiaries and associate companies is the Brazilian Real. Therefore, their individual financial statements have been expressed in the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Incomes and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies that use currencies other than the U.S. Dollar, and those from loans and other instruments in foreign currencies recognized as hedging these investments, are assigned to net equity.

	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Exchange differences recognized in profit and loss, except for financial instruments measured at fair value through profit and loss	(9,405)	(990)	8,178	8,842
Conversion reverse	(28,939)	90,043	(9,471)	84,223

NOTE 12. BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of loans to finance these investment projects.

	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.97%	5.67%	5.97%	5.92%
Amount of the capitalized interest cost, property, plant and equipment	4,518	5,789	2,359	3,016

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Limited Company Law as related parties that do not differ significantly among themselves.

Outstanding balances with related parties at closure of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, where eventually an annual discretionary bonus may exist.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	Origin Country	Functional Currency	% Share 06/30/2010			% Share 12/31/2009

				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9966	99.9986	0.0020	99.9966	99.9986
—	Alto Paraná S.A.	Argentina	U.S. Dollar	0	99.9762	99.9762	0	99.9762	99.9762
—	Arauco Australia S.A.	Australia	U.S. Dollar	0	99.9986	99.9986	0	99.9986	99.9986
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4976	99.9976	1.5000	98.4976	99.9976
—	Arauco Denmark Aps	Denmark	U.S. Dollar	0	99.9991	99.9991	0	99.9991	99.9991
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	0	99.9992	99.9992	0	99.9992	99.9992
—	Arauco Do Brasil S.A. (ex-Placas do Paraná S.A.)	Brazil	Real	2.5866	97.4120	99.9986	0	99.9986	99.9986
—	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8986	99.9986	0.1000	99.8986	99.9986
—	Arauco Florestal Arapoti S.A.	Brazil	Real	0	79.9989	79.9989	0	79.9989	79.9989
—	Arauco Forest Brasil S.A.	Brazil	Real	29.1283	70.8708	99.9991	33.7137	66.2851	99.9988
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	0	99.9991	99.9991	0	99.9991	99.9991
96547510-9	Arauco Generación S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
96563550-5	Arauco Internacional S.A.	Chile	U.S. Dollar	98.0377	1.9609	99.9986	98.0377	1.9609	99.9986
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9973	99.9986	0.0013	99.9973	99.9986
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6033	99.9986	0.3953	99.6033	99.9986
—	Araucomex S.A. De C.V.	Mexico	U.S. Dollar	0.0005	99.9981	99.9986	0.0005	99.9981	99.9986
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
— 96657900-5	Catan Empreendimentos e Participacoes S.A. Controladora De Plagas Forestales S.A.	Brazil Chile	Real Chilean pesos	0 0	99.9895 59.6326	99.9895 59.6326	0 0	0 59.6326	0 59.6326
—	Empreendimientos Santa Cruz S.A. (ex - Lucchese Empreendimientos E Participacoes Ltda.	Brazil	Real	0	99.9885	99.9885	0	99.9885	99.9885
—	Faplac S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9979	99.9979
—	Flooring S.A.	Argentina	U.S. Dollar	0	0	0	0	99.9984	99.9984
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	0	97.4281	97.4281	0	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	0	79.9405	79.9405	0	79.9405	79.9405
—	Forestal Misiones S.A.)	Argentina	U.S. Dollar	0	99.9885	99.9885	0	99.9885	99.9885
—	Forestal Nuestra Señora Del Carmen S.A.	Argentina	U.S. Dollar	9.1600	90.8387	99.9987	9.1600	90.8387	99.9987
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Industrias Forestales S.A.	Argentina	U.S. Dollar	9.9770	90.0217	99.9987	9.9770	90.0217	99.9987
—	Inversiones Celco S.L.	Spain	U.S. Dollar	0	99.9986	99.9986	0	99.9986	99.9986
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	0	99.9767	99.9767	0	99.9767	99.9767
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9895	99.9895	0	0	0
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Placas Do Paraná S.A.	Brazil	Real	0	0	0	7.8207	92.1780	99.9987
—	Savitar (Forestal Talavera S.A.)	Argentina	U.S. Dollar	0	99.9941	99.9941	0	99.9985	99.9985
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Salaries and bonus	20,390	16,897	7,945	6,532
Diet Directory	722	661	357	341
Termination benefits	691	372	280	150
Total	21,803	17,930	8,582	7,023

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	30 days	97	169
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	2,199	1,896
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	30 days	3,782	3,247
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	138	49
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Real	30 days	618	818
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	Chilean pesos	30 days	1,141	717
Dynea Brasil S.A.	—	Associates	Brazil	Real	30 days	0	96
El Esparragal Asoc. Agraria de Resp. Ltda.	—	Other related party	Uruguay	U.S. Dollar	30 days	0	11,280
Copec Mobil Ltda	85,759,000-7	Other related party	Chile	U.S. Dollar	30 days	22	0

Total						7,997	18,272

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Maximum Maturity	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	9,858	7,823
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	393	326
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	Chilean pesos	30 days	4	4
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	30 days	0	2,743
Sigma S.A.	86,370,800-1	Other related party	Chile	Chilean pesos	30 days	3	0
Codelco Chile	61,704,000-K	Indirect	Chile	Chilean pesos	30 days	4	0
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	Chilean pesos	30 days	10	7
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	Chilean pesos	30 days	11	4
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	30 days	630	595
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	30 days	0	579

Total						10,913	12,081

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Currency Rate	Transaction Detail	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	1,370	2,500
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	Chilean pesos	Management service	69	294
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and lubricant	37,706	69,638
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	Chilean pesos	Transport and stowage	1,357	4,390
Codelco Chile	61,704,000-k	Indirect	Chile	Chilean pesos	Supplies	566	2,186
Dynea Brasil S.A.	—	Associates	Brazil	Real	Chemical products	9,695	27,596
Dynea Brasil S.A.	—	Associates	Brazil	Real	Melamine paper	5,466	18,917
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Sodium chlorate	12,918	57,340
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Supplies	0	547
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Wood and logs	691	1,145
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Chile	Chilean pesos	Legal services	642	1,480
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	Chilean pesos	Port services	3,082	8,162
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Asociates	Chile	Chilean pesos	Telephone services	111	224
CMPC Maderas S.A.	95,304,000-k	Indirect	Chile	Chilean pesos	Logs and fixed asset	49	325

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin		Transaction Detail	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Colbún S.A.	96,505,760-9	Indirect	Chile	Chilean pesos	Electrical power	930	12,342
Dynea Brasil S.A.	—	Associates	Brazil	Real	Management service	160	529
Dynea Brasil S.A.	—	Associates	Brazil	Real	Fuel	229	682
Eka Chile S.A.	99,500,140-3	Associates	Chile	Chilean pesos	Electrical power	5,013	19,580
Sodimac S.A.	96,792,430-k	Indirect	Chile	Chilean pesos	Wood	19,383	29,688
Stora Enso Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	3,708	7,457
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	Chilean pesos	Woodchip	17,769	16,689
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	Chilean pesos	Wood	516	823
CMPC Celulosa S.A.	96,532,330-8	Indirect	Chile	Chilean pesos	Inputs	338	192
Cartulinas CMPC S.A.	96,731,890-6	Indirect	Chile	Chilean pesos	Pulp	7,191	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are all entities over which Arauco has the power to manage financial and operational policies. This generally means holding more than one half of the voting rights of such entities. Stock held in an entity and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Company controls another entity. Subsidiaries are consolidated as of the date on which control is transferred to the Company, and are excluded when control is terminated.

Arauco applies the purchase method to record a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value off the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized profits are eliminated.

Disclosure of Subsidiary Investments

On March 15, 2010 Arauco, through its subsidiary Placas do Paraná S.A. made contribution for ThU.S.$15,000 acquiring 50% shares of the associate Dynea Brasil S.A. resulting to have 100% of participation. This investment generated negative goodwill of ThU.S.$1,113 presented in the income statement under Other profit (loss).

Dynea was merged by Placas do Paraná S.A. in April, 2010.

On 26 August, 2009, Placas do Paraná S.A., Arauco's Brazilian subsidiary, acquired 100% shares of the company Tafisa Brasil SA (now Arauco do Brasil S.A.) through a purchase agreement signed with SCS Beheer, B.V. and Tafiber-Tableros de Fibras Ibéricos, S.L., subsidiaries of Sonae Indústria, SGPS, S.A. Placas do Paraná S.A. paid ThU.S.$166,977 for Tafisa Brasil S.A.’ shares. As of December 31, 2009, goodwill was estimated to be ThU.S.$56,657. The acquisition of this partnership will allow Arauco to strengthen its presence in the Brazilian market for fiberboards, where it is already involved through Placas do Paraná S.A.

On January 1, 2010, Placas do Paraná S.A. was merged with Arauco do Brasil S.A.

On June 30, 2009, Arauco through its subsidiary Arauco Internacional S.A., acquired 80% of Savitar (Forestal Talavera S.A.) for ThU.S.$10,131. Previously, on March 28, 2008, through its subsidiary Faplac S.A., Arauco Internacional S.A. acquired 20% of Savitar. This acquisition generated a profit of ThU.S.$701 presented in the Consolidated Statements of Income under Other profit (loss).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

Dynea Brasil S.A.	03/15/2010 ThU.S.$
Cash	8,023
Trade accounts receivable	3,621
Inventory	4,535
Property, plant and equipment	29,212
Deferred income tax	140
Other assets	933

Total Assets	46,464

Trade payables	6,707
Deferred income tax	8,267
Other liabilities	854

Total Liabilities	15,828

Tafisa S.A.	08/26/2009 ThU.S.$
Cash	2,891
Trade accounts receivable	29,141
Inventory	19,699
Property, plant and equipment	253,407
Deferred income tax	26,133
Other assets	7,949

Total Assets	339,220

Bank loans	26,799
Trade payables	32,306
Deferred income tax	54,341
Provisions (*)	31,250
Other liabilities	84,204

Total Liabilities	228,900

(*) corresponds to legal provisions (see Note 18)

Savitar (Forestal Talavera S.A.)	06/30/2009 ThU.S.$
Cash	106
Trade accounts receivable	116
Property, plant and equipment	15,302
Biological assets	3,113
Other assets	278

Total Assets	18,915

Trade payables	505
Deferred income tax	5,888
Other liabilities	49

Total Liabilities	6,442

Goodwill and negative goodwill for investments presented in the tables above is as follows:

2010	Dynea ThU.S.$
Paid value	15,000
50% acquired in previous years	14,523
Fair value of assets and liabilities acquired	30,636
Negative goodwill	(1,113)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

2009	Tafisa ThU.S.$	Savitar ThU.S.$
Paid value	166,977	10,131
20% acquired in 2008	0	1,641
Fair value of assets and liabilities acquired	110,320	12,473
Goodwill (Negative goodwill)	56,657	(701)

Details of the subsidiaries are set out in Note 13.

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Aserraderos Arauco S.A. Chile U.S. Dollar 99.9992%

	06/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	341,860	50,731
Non-current of subsidiary	236,210	18,764
Total subsidiary	578,070	69,495

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	302,576	35,901
Non-current of subsidiary	234,402	18,368
Total subsidiary	536,978	54,269

	06/30/2010	06/30/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	233,670	172,829
Expenses of subsidiary	(207,074)	(171,154)
Net Gain (loss) of subsidiary	26,596	1,675

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Paneles Arauco S.A. Chile U.S. Dollar 99.9992%

	06/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	395,533	51,196
Non-current of subsidiary	321,177	85,192
Total subsidiary	716,710	136,388

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	367,666	44,467
Non-current of subsidiary	308,499	85,605
Total subsidiary	676,165	130,072

	06/30/2010	06/30/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	266,944	214,247
Expenses of subsidiary	(231,955)	(193,327)
Net Gain (loss) of subsidiary	34,989	20,920

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Arauco Internacional S.A. Chile U.S. Dollar 99.9986%
	06/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	24,290	495,490
Non-current of subsidiary	1,774,760	1,715
Total subsidiary	1,799,050	497,205

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	33,259	440,632
Non-current of subsidiary	1,701,745	2,377
Total subsidiary	1,735,004	443,009

	06/30/2010	06/30/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	47,915	39,470
Expenses of subsidiary	(13,610)	(5,698)
Net Gain (loss) of subsidiary	34,305	33,772

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Forestal Arauco S.A. Chile U.S. Dollar 99.9248%
	06/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	6,018	327,366
Non-current of subsidiary	2,904,947	2,672
Total subsidiary	2,910,965	330,038

	12/31/2009
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	8,639	320,487
Non-current of subsidiary	2,900,808	290
Total subsidiary	2,909,447	320,777

	06/30/2010	06/30/2009
	ThU.S.$	ThU.S.$
Income of subsidiary	16,740	26,120
Expenses of subsidiary	(23,801)	(10,231)
Net Gain (loss) of subsidiary	(7,061)	15,889

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

The following table shows information on Investments in Associates at June 30, 2010 and December 31, 2009, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all types of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%

	06/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$41,807	ThU.S.$	41,341

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Investments in personalty and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%

	06/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$29,597	ThU.S.$	24,435

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%

	06/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$1,186	ThU.S.$	1,263

Name of Associate	Dynea Brasil S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	a) Production and sale of resins; b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate %	Merged (see Note 14)		50.00%

	06/30/2010	12/31/2009
Cost of Investment in Associate	—	Th U.S. $	14,514

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by- products
Percentage Share in Associate %	20.00%

	06/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$36,148	ThU.S.$36,851

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatic tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%

	06/30/2010	12/31/2009
Cost of Investment in Associate	ThU.S.$18	ThU.S.$31

Summarized financial Information of Associates

	06/30/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	98,442	26,517
Non-current assets	363,659	13,936
Equity	0	421,648
Total Associates (*)	462,101	462,101

	12/31/2009
	Assets ThU.S. $	Liabilities ThU.S.$
Current assets	124,799	46,663
Non-current assets	377,004	21,324
Equity	0	433,816
Total Associates (*)	501,803	501,803

	06/30/2010 ThU.S. $	06/30/2009 ThU.S.$
Ordinary income	218,348	56,048
Ordinary expenses	(216,339)	(35,108)
Net profit (loss) (*)	2,009	20,940

(*)	Includes Investments in associates that do not qualify as Joint Ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates

	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	476,101	141,590

Investment Changes in Associate Companies
Investment in Associates and joint ventures, Additions	51,559	266,210
Negative goodwill immediately recognized	1,113	36,170
Profit for incorporation in joint ventures	0	28,167
Equity in Ordinary Profit (Loss) investments in associates	283	4,084
Equity in Ordinary Profit (Loss) joint ventures	(2,402)	2,537
Dividends Received, Investments in Associates	(5,057)	(20,221)
Increase (Decrease) in foreign exchange translation investment in associates	(2,283)	16,125
Other Increase (Decrease) in foreign exchange translation investment in associates	(29,791)	1,439

Changes in Associate Company Investments, Total	13,422	334,511

Investments in Associates accounted for using the equity method, closing balance	489,523	476,101

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

These investments are presented in the Consolidated Balance Sheet together with investments in associates in the Investment in associates line. They are presented using the equity method.

If a Joint Venture associate incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates profits that would reverse the negative equity previously generated due to the losses.

Realized Investments

At June 30, 2010 there are no investments in joint ventures to disclose.

Investments in Uruguay during 2009

a)	Stora Enso Amsterdam B.V.-Forestal Cono Sur S.A. joint venture

On September 27, 2009 Stora Enso Amsterdam B.V. (a subsidiary of the transnational Swedish-Finnish company Stora Enso Oyj) agreed to provide 100% of the shares of Stora Enso Uruguay S.A, to Forestal Cono Sur S.A., a subsidiary of Arauco in Uruguay at that date and Arauco to provide 50% of the shares of Forestal Cono Sur S.A.to Stora Enso Amsterdam B.V., resulting in a change of control of this subsidiary. Hence, Arauco has a 50% of participation in Forestal Cono Sur S.A. For accounting purposes, Arauco elected to early adopt IAS 27R “Consolidated and Separate Financial Statements” and recorded a profit as a result of the incorporation of the joint venture of ThU.S.$ 28,167, which is presented in the Financial Income Statement in the line Other Profit (loss).

b)	Arauco Internacional S.A.-Stora Enso Amsterdam B.V. joint venture

On October 16, 2009, Arauco, through its subsidiary Arauco Internacional S.A, acquired, jointly and in equal parts with the Finnish-Swedish multinational company Stora Enso Oyj (Stora Enso), through its subsidiary Stora Enso Amsterdam B.V., the following subsidiaries in Uruguay from the Spanish Grupo Empresarial ENCE, S.A. ("Ence"): Eufores S.A. (along with its subsidiaries El Esparragal Asociación Agraria de Responsabilidad Ltda., and Terminal Logística e Industrial M’Bopicuá S.A), Celulosa y Energia Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The 50% paid by Arauco amounted to ThU.S.$116,279, which generated a profit of ThU.S.$36,170.

The following table details the profit recognized upon acquisition:

Grupo Ence ThU.S.$
Equity at fair value at purchase date	304,898

50% of participation purchased by Arauco	152,449
Value paid	116,279
Negative goodwill immediately recognized	36,170

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The assets and liabilities at fair value at the respective operations date, are presented in the following tables:

Forestal Cono Sur S.A. Consolidated	10/01/2009 ThU.S.$
Cash	187
Trade and Other receivables	6,157
Inventories	1,522
Property, plant and equipment	199,657
Biological assets	52,805
Other assets	4,171

Total Assets	264,499

Trade payables	2,481
Deferred taxes	1,656
Other liabilities	3,744

Total liabilities	7,881

Ence Group	10/16/2009 ThU.S.$
Cash	3
Trade and Other receivables	52,892
Inventories	7,285
Property, plant and equipment	254,040
Biological assets	136,437
Other assets	5,041

Total Assets	455,698

Bank loans	37,013
Trade and Other payables	108,432
Deferred taxes	170
Other liabilities	4,493

Total liabilities	150,108

The main assets acquired from Ence are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains a forestry equity of approximately 254,000 hectares of land, of which 130,066 hectares are planted.

At a later date as mentioned in above paragraphs, during 2009, Arauco made contribution to Forestal Cono Sur S.A. and Ence Group that amounted to ThU.S.$2,000 and ThU.S.$10,000, respectively. In 2010, Arauco made capital contributions to these companies of a total of ThU.S.$30,559.

The investments in Uruguay mentioned above qualify as joint ventures by the existence of contracts stipulating that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between and Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Summary Financial Information of significant stakes in Joint Ventures

	06/30/2010		12/31/2009
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,468	7,627	5,392	3,122
Non-Current	265,559	1,920	259,307	1,726
Equity	0	264,480	0	259,851
Total Joint Venture	274,027	274,027	264,699	264,699

Investment	132,240		129,925

	06/30/2010		06/30/2009
Incomes	940		0
Expenses	(4,522)		0
Joint Venture Net Profit (Loss)	(3,582)		0

	06/30/2010		12/31/2009
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	36,610	49,634	31,539	61,752
Non-Current	408,881	1,960	404,459	22,742
Equity	0	393,897	0	351,504
Total Joint Venture	445,491	445,491	435,998	435,998

Investment	196,861		175,776

	06/30/2010		06/30/2009
Incomes	20,922		0
Expenses	(22,360)		0
Joint Venture Net Profit (Loss)	(1,438)		0

	06/30/2010		12/31/2009
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	21,721	5,851	30,612	6,325
Non-Current	32,970	4,012	33,475	3,942
Equity	54,691	44,828	0	53,820
Total Joint Venture	22,414	54,691	64,087	64,087

Investment			26,910

	06/30/2010		06/30/2009
Incomes	19,362		16,450
Expenses	(18,241)		(15,494)
Joint Venture Net Profit (Loss)	1,121		956

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS (IAS 36)

The recoverable amount of Property plant and equipment is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of this period, there were signs of deterioration as follows:

Effect from economic crisis

The decrease in demand for sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States has led Arauco to decide to permanently close during the year 2009 and 2008 the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel y Coelemu. Arauco has temporarily closed Horcones II, and the remanufacturing plant Lomas Coloradas. All closed facilities are located in Chile.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value. These estimates were made by both external and internal evaluators.

In the case of the mill and remanufacturing plant that temporarily closed, our assessment of the deterioration indicated that the book value did not exceed the recoverable amount. This assessment was made using projections about factors such as volumes, sales prices and production costs. The discount rate of discounted cashflow used by Arauco to evaluate its projects in Chile is 8%.

Effect from the earthquake

After the earthquake that impacted the southern central area of Chile on February 27, 2010, area in which the Company maintain its industrial operations. Immediately after the earthquake, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake.

Mutrún sawmill located in Constitución was destroyed by floodwaters. This facility represented a 6% of the Arauco’ saw timber production capacity in Chile.

Arauco’s industrial facilities, 34 in Chile, have resumed their activities en the shortest time possible. As of the date of this Financial Statement, all of its operations are operating except for line 2 of the Arauco Pulp Mill, which will be reopened once the damages are repaired and is not yet possible to know when production will restart.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The suspension of the Company’s operations in Chile resulted in a decrease in sales volumes and adverse effects on the result of the Company.

Insurances

Damages caused by the earthquake are adequately covered by the following insurance policies:

•	All risk of physical assets and profit loss

•	All transport risk and all inventory loss

•	Residential Fire

•	All construction risk

Financial Statement as of June 30, 2010 includes:

U.S.$ 251 million registered under Trade and Other Receivables for future compensations, basically associated with physical damages (U.S.$ 181 million) and operational costs and losses caused by downtime (U.S.$ 70 million).

Considering the active insurance policies in effect and their conditions, such as production losses of the different Arauco industrial plants, we estimate that Arauco due, additional to the U.S.$ 70 million mentioned in the previous paragraph, possible future compensation insurance associated losses caused by downtime for an approximately amount of U.S.$ 140 million. This amount is not accounted for in the Financial Statements of the Company.

Subsequent to June 30, 2010 Arauco has received a first payment amounting to U.S.$100 million corresponding to advances, which include both compensation for losses caused by physical damages (U.S.$ 30 million) and downtime (U.S.$ 70 million).

Related expenses to the damaged produced by the earthquake has been recognized at the moment when events occurred, but accounts receivable from insurance companies related to this expenses, and the effects of the downtime of the plant as a consequence of this event, are recognized only when this charges are virtually certain.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of June 30, 2010 and December 31, 2009 respectively:

Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less Sales Costs	Third party assessments
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost
	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Impairment
La Araucana Saw Mill	498	498
Escuadrón Saw Mill	1,283	1,285
Lomas Coloradas Saw Mill	937	937
Coronel Saw Mill	3,167	3,167
Coelemu Saw Mill	99	99
Total impairment of Cash-generating unit	5,984	5,986

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Asset Impairment

Information on Impairment of Property, plant and equipment due to technical obsolescence and damages from the earthquake and tsunami as of June 30, 2010 and December 31, 2009:

Disclosure of Asset Impairment
Principal types of Assets affected by Impairment and Reversion Losses		Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Technical Obsolescence
	06/30/2010		12/31/2009
Information relevant to the sum of all impairment	ThU.S. $	2,536	ThU.S. $	2,536

Disclosure of Asset Impairment
Principal types of Assets affected by Impairment and Reversion Losses		Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses	Earthquake and tsunami
	06/30/2010		12/31/2009
Information relevant to the sum of all impairment	ThU.S. $	145,385		—

The following tables show information on the Impairment provision on Property, plant and equipment and inventories at June 30, 2010:

Property, plant and equipment	ThU.S.$
Opening balance at 01-01-2010	8,522
Increased provision (earthquake damages)	147,311
Impairment reversion(*)	(1,926)

Closing balance at 06-30-2010	153,907

(*)	Mutrún assets that were write-off

Inventories	ThU.S.$
Opening balance at 01-01-2010	7,524
Increased provision (earthquake damages)	24,082
Impairment reversion	(4,659)

Closing balance at 06-30-2010	26,947

Goodwill

Goodwill is allocated to groups of cash-generating units identified according to the operating segments to which the goodwill is attributable. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the panel segment Pien plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. At June 30, 2010 this goodwill amounted to ThU.S.$ 58,614 (ThU.S.$60,642 at December 31, 2009). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil, therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Lawsuits or other Legal Proceedings

Discussed below are the lawsuits that Arauco deems relevant to report:

1. (i) On October 8, 2007, the Administración Federal de Ingresos Públicos (Federal Administration of Public Income) (“AFIP”) initiated an ex oficio procedure against the Company’ Argentine affiliate Alto Paraná S.A. ("APSA") questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years, which includes the principal amount owed, interest and fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the Tribunal Fiscal de la Nación (National Tax Court) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP's ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, our only remaining option was to pursue a remedy before the Cámara de Apelaciones en lo Contencioso Administrativo Federal (Contentious Administrative Matters Federal Appeals Court) (“CACAF”) and, subsequently, the Corte Suprema de Justicia de la Nación (National Supreme Court of Justice).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos in connection with these proceedings.

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for precautionary measures.

On May 13, the Federal Appeal Court decided to accept the precautionary measure requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This precautionary measure was granted by the Federal Appeal Court subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. After some precisions made by APSA on the abovementioned policy, on June 2, 2010, the Federal Appeal Court accepted

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

this surety filed by APSA and ordered to notify the precautionary measure granted to the AFIP. On June 4, 2010 the AFIP was notified on this precautionary measure, which is final since June 22, 2010.

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos, considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, the resolution of which is still pending. In order to avoid having the appeal denied by the Appeals Court or it being declared inadmissible by the Supreme Court of Justice, and to properly defend APSA’s rights, an extraordinary appeal was filed on May 6, 2010. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to Licancel Plant, on September 7, 2007 the Consejo de Defensa del Estado (National Defense Council) filed a complaint against the Company for reparations of environmental damages and indemnifications of damages to the Fourth Civil Tribunal of Talca (Rol 3221-2007).

On January 29, 2010, the National Defense Council and the Company jointly filed a Settlement and both requested to the Court to have as terminated this lawsuit. In virtue of this Settlement, the National Defense Council and the Company mutually grant each other a broad and total release, waiving to all actions and rights of any nature, direct or indirectly related to the facts of this lawsuit, specially waiving to those actions for reparations of environmental damages and indemnifications of damages.

On the same date, the Fourth Court of Talca decided to accept this Settlement, except if any part of the Settlement is illegal, and ordered the registration and file of this lawsuit as terminated. Third parties filed an action before the Fourth Court of Talca to annul the decision of such a Court, arguing that the Court should request the opinion of those third parties on the approval of the Settlement. The National Defense Council and the Company expressed their opinions in the Court, and the resolution of the Court on this subject is still pending.

3. With regard to Valdivia Mill of the Company, various criminal proceedings have been filed at the corresponding Warranty Court (Tribunal de Garantía), relating to alleged environmental violations that were allegedly committed as a result of operations at said Mill. All criminal proceedings have been addressed through a single investigation. The complaints relate to stipulations indicated in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The Department of Public prosecutions (Ministerio Público) closed the investigation and decided to not persist in it. The Warranty Court called the parties to a hearing to communicate such decision of the Department of Public prosecutions.

In our opinion, the evidence submitted in the investigation does not prove the existence of any offense or responsibility for the Company or of any of its employees for the alleged events.

4. With regard to the Valdivia Mill, on April 27, 2005, the Consejo de Defensa del Estado (National Defense Council) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the Primer Juzgado Civil de Valdivia (First Civil Court of Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. This proceeding is still pending, having terminated the period in which the parties are allowed to gather and submit evidence. Currently, Court is waiting the opinion of experts requested by the Court.

5. With respect to the Valdivia Plant, on March 26, 2010, eleven indigenous communities, located in the borough of San José de la Mariquina, filed a constitutional action (Recurso de Protección) against the Regional Environmental Commission of the Los Ríos Region, in connection with the Exempted Resolution Nº 027 dated February 24, 2010 that favorably qualified the Environmental Impact Study of the project known as “Conduction and Ocean Discharge System for Treated Emissions from the Valdivia Plant”, the holder of which is the Company. This action is based on the grounds of alleged constitutional, legal, and regulatory infractions incurred in by said Resolution, as well as an alleged lack of surveillance and enforcement, acts and omissions, all of which would purportedly violate the constitutional rights set forth in Article 19, numbers 2, 6, 8 and 21 of the Political Constitution of Chile, namely, equality under the Law, freedom of worship, freedom to live in a pollution-free environment, and the right to freely engage in economic activities. The plaintiffs are demanding that the Resolution mentioned above be declared unenforceable.

The constitutional action mentioned above was unanimously rejected by the Court of Appeals of Valdivia on May 26 of this year.

On June 1, 2010, the plaintiffs filed an appeal before the Supreme Court, the judgment of which is still pending.

6. With regard to the Nueva Aldea Mill, on December 20, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as subsidiarily responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as subsidiarily responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005. These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Industriales, S.A. After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place in December 2005.

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court ordered dismissal the abandonment of the procedure, since the plaintiff had ceased in his procedural activity for more than six months. This order is currently being contested by the plaintiff and is pending a final decision.

Finally, based on these same events, on November 10, 2009 the Company was notified of a labor complaint, on a general application procedure, claimed by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as subsidiarily responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The date of the corresponding hearing is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

7. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and subsidiarily, a claim was filed against the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court took note of the Company’s request; therefore the IRS should inform to the Court on this request. As of the date of this annual report, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company. However, if this result does not occur, the Company may be subject to an obligation for the amount of taxes that it allegedly failed to pay, plus any accrued interest as of the payment date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

8. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. As of this date, following all mandatory proceedings, the ordinary probationary period has concluded, and the parties are currently waiting for an expert witness report on causes of the fire.

9. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim.

10. On January 29, 2009, Forestal Valdivia S.A. was notified of a civil lawsuit filed by Carlos Nambrard Figueroa by himself and on behalf of the members of the Julia Figueroa Olivero Estate, against Forestal Valdivia S.A and Forestal Tornagaleones S.A., which aims to make both companies jointly and severally liable for compensation of alleged material and moral damages suffered as a result of the occupancy, plantation and operation of an agricultural piece of land (Cerros del Lingue) over which the estate alleges ownership rights. Forestal Validivia S.A. has held ownership rights and material and legal possession for more than ten years with respect to such piece of land.

As a result, the company responded to the lawsuit arguing that it should be rejected for a lack of legal basis. Furthemore as a result of the plaintiff’s failure to prosecute the action, Forestal Valdivia S.A. requested that the proceedings be declared abandoned. The Court decided to accept the unopposed Forestal Valdivia petition, and ordered the case abandoned.

11. On November 17, 2003, Bosques Arauco S.A., an affiliate of the Company, was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured. After

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages.

The Court then ordered the suspension of proceedings, while the ruling on the incidental plea of nullity is pending.

12. On November 28, 2008, APSA was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, APSA legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Provisions at June 30, 2010 and December 31, 2009 are as follow:

Types of Provisions	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Provisions, Current	5,574	5,169
Legal claims provision	5,574	5,119
Other provision	0	50
Provisions, non-current	7,060	9,463
Legal claims provision	7,059	9,463
Other provision	1	0

Total Provisions	12,634	14,632

	06/30/2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Increase (decrease) in existing provisions	1,749	0	1,749
Used provisions	(3,721)	(47)	(3,768)
Increase (decrease) in foreign currency exchange	5	0	5
Other increases (decreases)	18	(2)	16
Total Changes	(1,949)	(49)	(1,998)
Closing balance	12,633	1	12,634

	12/31/2009
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	9,269	69	9,338
Changes in provisions
Increase (decrease) in existing provisions	3,573	50	3,623
Increase (decrease) in joint ventures	31,250	0	31,250
Used provisions	(30,209)	0	(30,209)
Increase (decrease) in foreign currency exchange	717	0	717
Other increases (decreases)	(18)	(69)	(87)
Total Changes	5,313	(19)	5,294
Closing balance	14,582	50	14,632

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Computer software

Rights

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Disclosure of Identifiable Intangible Assets

Types of Intangible Assets, Net	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Intangible assets, net	11,634	11,154
Computer software	4,635	4,381
Other identifiable intangible assets	6,999	6,773

Types of Identifiable intangible assets, gross	25,769	24,535
Computer software	18,752	17,727
Other identifiable intangible assets	7,017	6,808

Types of accumulated amortization and impairment
Total accumulated amortization and impairment	(14,135)	(13,381)
Accumulated amortization and impairment, intangible assets	(14,135)	(13,381)
Computer software	(14,117)	(13,346)
Other identifiable intangible assets	(18)	(35)

Reconciliation between opening and closing book values

	06/30/2010
Intangible Movements	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	4,381	5,730	1,043	11,154
Additions	1,140	0	256	1,396
Amortization	(883)	0	(19)	(902)
Increase (decrease) in foreign currency conversion	(3)	0	(11)	(14)
Changes Total	254	0	226	480
Closing Balance	4,635	5,730	1,269	11,634

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2009
Intangible Movements	Computer Software ThU.S.$	Water Rights ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	5,738	5,026	571	11,335
Additions	1,026	704	412	2,142
Disappropriations	(11)	0	0	(11)
Amortization	(2,378)	0	(4)	(2,382)
Increase (decrease) in foreign currency conversion	6	0	64	70
Changes Total	(1,357)	704	472	(181)
Closing Balance	4,381	5,730	1,043	11,154

		Minimum life	Maximum life
Computer software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS (IAS 41)

Arauco’s biological assets include its forestry plantations of mainly radiata and taeda pine. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 916 thousand hectares are existing plantations, 340 thousand hectares are native forest, 172 thousand hectares are used for other purposes and 60 thousand hectares are used for planting.

At June 30, 2010 the production volume totaled 8.3 million cubic meters (8.4 million cubic meters at June 30, 2009).

The main considerations in determining the fair value of biological assets include the following:

–	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

–	Current equity is projected assuming that total volume does not decrease and a minimum demand equal to the current demand is sustained.

–	Future plantations are not considered.

–	Arauco does not consider future plantations.

–

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

–

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, at June 30, 2010 amounted to ThU.S.$72,627 (ThU.S.$75,920 at June 30, 2009). Additionally, cost of sales include a higher cost of ThU.S.$81,838 (ThU.S.$47,397 at June 30, 2009) resulting from the difference between the cost of wood at fair value versus cost basis.

–	Forests are harvested according to the needs of Arauco’s production plants.

–	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

–	It is assumed that prices of harvested timber are constant in real terms based on market prices.

–	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

–	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

Forestry plantations classified as current assets correspond to those to be harvested and sold within the next year.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

At June 30, 2010, Arauco’s investment in Uruguay represented a total of 127 thousand hectares, of which 65 thousand hectares are allocated to plantations, 3 thousand hectares to native forest, 44 thousand hectares for other uses and 15 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibition to sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

At June 30, 2010, the fair value of these forests reached ThU.S.$45,836 (ThU.S.$59,819 at December 31, 2009).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories.

No significant grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Current	305,545	310,832
Non-current	3,415,026	3,446,696

Total	3,720,571	3,757,528

Biological Assets Movement

Movement	06/30/2010 ThU.S.$
Opening Balance	3,757,528
Changes in Biological Assets
Additions	50,366
Decreases due to Sales	(613)
Decreases due to Harvest	(136,007)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	72,627
Increases (decreases) in Foreign Currency Translation	(15,525)
Other Increases (decreases)	(7,805)

Total Changes	(36,957)

Closing Balance	3,720,571

Movement	12/31/2009 ThU.S.$
Opening Balance	3,652,433
Changes in Biological Assets
Additions	95,197
Decreases due to Sales	(3,370)
Discontinuation of consolidation by the formation of joint ventures recorded under the equity method (see note 15)	(54,951)
Decreases due to Harvest	(197,149)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	155,532
Increases (decreases) in Foreign Currency Translation	112,371
Other Increases (decreases)	(2,535)

Total Changes	105,095

Closing Balance	3,757,528

As of the date of these consolidated financial statements there are no commitments for disbursements for the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensures these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Environment Related Disbursement Information

At June 30, 2010 and December 31, 2009, Arauco made the following disbursements related to its main environmental projects:

Company	06/30/2010 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A.	Construction of Outlets	In process	3,385	Asset	Property, plant and equipment	66,099	2010-2011
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	56	Asset	Property, plant and equipment	383	2010
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	6,359	Expense	Operating cost	4,708	2010
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	92	Expense	Administration expenses	273	2010
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	3,646	Expense	Operating cost	4,101	0
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	3,071	Asset	Property, plant and equipment	7,897	2010-2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	896	Expense	Operating cost	1,349	2010
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	194	Asset	Property, plant and equipment	1,099	2010
Alto Paraná S.A.	Construction of Outlets	In process	53	Asset	Property, plant and equipment	1,465	2010
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	0	Asset	Property, plant and equipment	2,625	2010
Alto Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	46	Asset	Property, plant and equipment	299	2010
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	209	Expense	Administration expenses	210	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	506	Asset	Operating cost	644	2010
Paneles Arauco S.A.	Environmental improvement studies	In process	426	Expense	Administration expenses	973	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,331	Asset	Property, plant and equipment	522	2010
Forestal Celco S.A	Environmental improvement studies	In process	197	Asset	Property, plant and equipment	928	2010
Arauco Do Brasil S.A.	Environmental improvement studies	In process	470	Asset	Property, plant and equipment	595	2010

	Total		21,778			93,072

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Company	12/31/2009 Name of Project	Disbursements undertaken 2009				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	7,197	Asset	Property, plant and equipment	66,376	2010- 2011
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	Ended	556	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	3,515	Asset	Property, plant and equipment	541	2010
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	25,245	Expense	Operating costs	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	744	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,131	Asset	Property, plant and equipment	2,532	2010
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	911	Expense	Administration expenses	0	0
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	13,908	Asset	Property, plant and equipment	2,352	2010
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,270	Asset	Property, plant and equipment	88	2010
Aserraderos Arauco S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	542	Asset	Property, plant and equipment	0	0
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,271	Asset	Fixed assets	1,680	2010
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	Ended	2,448	Asset	Fixed assets	0	0
Alto Paraná S.A.	Environmental improvement studies	Ended	790	Asset	Fixed assets	0	0
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,216	Asset	Fixed assets	2,625	2010
Forestal Celco S.A	Environmental improvement studies	In process	95	Asset	Property, plant and equipment	2,811	2010
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	59	Expense	Operating costs	219	2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	922	Expense	Operating costs	270	2010
Paneles Arauco S.A	Environmental improvement studies	In process	221	Expense	Operating costs	568	2010
Paneles Arauco S.A	Environmental improvement studies	In process	533	Asset	Property, plant and equipment	1,480	2010
Placas do Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	3,023	Asset	Property, plant and equipment	3,326	0
Placas do Paraná S.A	Environmental improvement studies	In process	782	Asset	Property, plant and equipment	113	2010

	Total		69,379			84,981

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments at June 30, 2010 and December 31, 2009. An informative estimate of fair value is shown for instruments valued at amortized cost.

	06/30/2010		12/31/2009
Financial Instruments	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets
Fair value with change in Profit and Loss (Negotiation) (1)		265,413		231,752
Interest Rate Swaps		4,345		5,778
Forward		—		2,648
Mutual funds (2)		261,068		223,326

Loans and Accounts Receivables	984,280	984,280	880,394	880,394
Cash and cash equivalents	97,253	97,253	310,873	310,873
Cash	26,496	26,496	29,000	29,000
Fixed Term Deposits	70,757	70,757	281,873	281,873
Repurchased Agreements	—	—	—	—

Accounts Receivables (net)	887,027	887,027	569,521	569,521
Trades and Notes Receivables	548,630	548,630	506,729	506,729
Leases	10,492	10,492	11,765	11,765
Other Debtors	327,905	327,905	51,027	51,027
Hedging
Swaps foreign exchange		—		17,998
Financial Liabilities, Total	3,381,014	3,558,429	3,535,459	3,614,357

Liabilities
Financial Liabilities at amortized cost	3,362,810	3,540,225	3,524,811	3,603,709
Bonds issued in Dollars	2,230,938	2,393,352	2,252,838	2,357,703
Bonds issued in UF	374,347	402,072	398,693	390,575
Bank Loans in Dollars	370,247	357,869	527,249	509,400
Bank Loans in other currencies	27,673	27,327	23,531	23,531
Finance Leasing	402	402	608	608
Trades and other Payables	359,203	359,203	321,892	321,892
Financial liabilities with change in Profit and Loss(3)		17,594		10,648
Hedging
Swaps foreign exchange		610		—

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in the line Other financial assets.

(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in profit and loss according to expected sales in the short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.

(3)	Financial liabilities measured at amortized cost Others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in the line Other financial liabilities, current and non-current according to their maturity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt and amounts for short-term bonds:

June 2010 ThU.S.$
Obligations with banks and financial institutions long term - short term portion	896
Bonds – short term portion	41,942
Total	42,838

Fair Value Financial Assets with Changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified for negotiation purposes unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, recognizing changes in value in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in profit and loss:

	June 2010 ThU.S.$	December 2009 ThU.S.$	Period Variation
Fair value with changes in profit and loss (Negotiation)	265,413	231,752	15%
Interest Rate Swap	4,345	5,778	-25%
Forward	0	2,648	-100%
Mutual Funds	261,068	223,326	17%

Swaps: At the closing balance sheet date, financial assets classified in this category are not considered hedging instruments, as there is no uncertainty as to their underlying liability, so these instruments comply with the management strategy regarding implicit structural liquidity risk for Arauco operations. The fair value of this item decreased by 25% compared to December 31, 2009 due to lower horizon cash flows from swaps. The U.S. Dollar is the origin currency of these instruments.

Forwards: Arauco acquires this type of instrument to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods. The fair value of this item has decreased by 100% since at the closing balance sheet date, there were no such instruments. The U.S. Dollar is the origin currency of these instruments.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has increased its position in this type of instrument by 17% as compared with December 2009.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on any active trading market or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and other receivables current and non-current.

	June 2010 ThU.S.$	December 2009 ThU.S.$
Loans and Receivables	984,280	880,394
Cash and Cash Equivalents	97,253	310,873
Cash	26,496	29,000
Fixed Term Deposits	70,757	281,873
Repurchased Agreements	0	0
Receivables (Net)	887,027	569,521
Trades and Other Notes Receivable	559,122	518,494
Other Debtors	327,905	51,027

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table show cash and cash equivalents classified by currency of origin at June 30, 2010 and December 31, 2009:

	June 2010 ThU.S.$	December 2009 ThU.S.$
Cash and Cash Equivalents	358,321	534,199
USDollar	222,145	177,569
Euro	56,861	66,935
Other currencies	53,493	64,879
$ no adjustable	25,822	224,816
U.F.	0	0

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days: Any such instruments that have a maturity period of ninety days or more are not classified as cash.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters. In the case of sales in Chile corresponding to the Company’s distribution affiliate Arauco Distribución S.A., the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

provisions are estimated using a percentage of receivables which is determined on a case by case basis, considering the client’s internal risk classification and the debts aging (days past due).

Trades and account receivables, current and non-current by currencies at June 30, 2010 and December 31, 2009 as follow:

	June 2010 ThU.S.$	December 2009 ThU.S.$
Trades and account receivables, current	874,519	558,441
US Dollar	670,262	397,394
Euro	17,077	19,348
Other currencies	101,912	35,074
$ no adjustable	81,572	102,098
U.F.	3,696	4,527

Trades and account receivables, non-current	12,508	11,080
USDollar	1,603	4,152
Euro	0	0
Other currencies	100	102
$ no adjustable	4,299	4,163
U.F.	6,506	2,663

The following table summarizes Arauco’s financial assets at closing balance:

	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Financial Assets	1,249,693	1,112,146
Fair Value with changes in Profit and Loss	265,413	231,752
Loans and Receivables	984,280	880,394

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are the non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

	Currency	06/30/2010	12/31/2009	06/30/2010	12/31/2009
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,362,810	3,524,811	3,540,225	3,603,709
Bonds Issued	U.S. Dollar	2,230,938	2,252,838	2,393,352	2,357,703
Bonds Issued	U.F.	374,347	398,693	402,072	390,575
Bank Loans	U.S. Dollar	370,247	527,249	357,869	509,400
Bank Loans	Other currencies	27,673	23,531	27,327	23,531
Financial Leasing	U.F.	402	608	402	608
Trades and Other Payables	U.S. Dollar	306,993	280,506	306,993	280,506
Trades and Other Payables	Euro	3,101	2,898	3,101	2,898
Trades and Other Payables	Other currencies	18,465	14,285	18,465	14,285
Trades and Other Payables	$ no adjustable	29,176	22,876	29,176	22,876
Trades and Other Payables	U.F.	1,468	1,327	1,468	1,327

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet at June 30, 2010 is as follows:

	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	365,084	2,638,523	3,003,607
Trades and Other Payables	359,203	0	359,203
Total	724,287	2,638,523	3,362,810

Fair Value Financial Liabilities with Changes in Profit and Loss

As of the closing date of the balance sheet, Arauco held a rate swap and forward exchange rate as a financial liability at fair value with changes in profit and loss. This liability incurred a net decrease of 9%, due to a rate decrease experienced by the economy in the last period. Both financial instruments incurred a decrease of 65% at June, 2010 in financial liability at fair value with changes in profit and loss compared to December 2009.

	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in profit and loss	17,594	10,648	65%
Swap	9,640	10,648	-9%
Forward exchange rate	7,954	0	100%

A summary of Arauco’s financial liabilities at closing balance date is as follow:

Financial Liabilities	06/30/2010 ThU.S.$	12/31/2009 ThU.S.$
Total Financial Liabilities	3,380,404	3,535,459
Financial Liabilities at fair value with changes in profit and loss (negotiation)	17,594	10,648
Financial Liabilities Measured at Amortized Cost	3,362,810	3,524,811

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following table details net income items and expenses recognized in profit and loss on financial instruments:

	Financial Instrument	Net Gain (loss)		Impairment
		06/30/2010 ThU.S.$	06/30/2009 ThU.S.$	06/30/2010 ThU.S.$	06/30/2009 ThU.S.$
Assets
At fair value with changes in profit and loss	Swap	(2,299)	1,003
	Forward	(2,469)	0
	Mutual Funds	1,228	2,655

	Sub-Total	(3,540)	3,658	0	0

Loans and Receivables	Fix terms deposits	2,122	3,318
	Repurchased agreements	0	357
	Trades and Other receivables	0	0	1,696	(5,473)

	Sub-Total	2,122	3,675	1,696	(5,473)

Hedge instruments	Cash flow swap	(2,452)	(624)

	Sub-Total	(2,452)	(624)	0	0

Liabilities
Liabilities at amortized cost	Bank loans	(6,574)	(8,622)
	Bond issued obligations	(80,051)	(63,807)

	Sub-Total	(86,625)	(72,429)	0	0

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated June 30, 2010, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

–	Level I: Values or quoted prices in active markets for identical assets and liabilities.

–

Level II: Information ("Inputs") from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

–	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value June 2010 ThU.S.$	Measurement Methodology
		Level I ThU.S.$	Level II ThU.S.$	Level III ThU.S.$

Financial Assets at fair value
Swap (asset)	4,345	0	4,345	0
Forward	0	0	0	0
Mutual Funds	261,068	261,068	0	0

Financial Liabilities at fair value
Swap (liabilities)	9,640	0	9,640	0
Forward (liabilities)	7,954	0	7,954	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Hedging Instruments

Hedging instruments registered at June 30, 2010 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$610 which is presented in the Consolidated Balance Sheet in Other financial liabilities, non-current. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$303 at June 30, 2010. The maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$2,043 at June 30, 2010. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments from the object of coverage.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed a F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays seme-annual interest (in April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$-1,097 at June 30, 2010. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$-505 at June 30, 2010. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$-522 at June 30, 2010. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$-86 at June 30, 2010. This contract expires on October 30, 2014.

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$-746 at June 30, 2010. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are the objects of such coverage.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are recorded at fair value.

Swaps: These are valued using the discounted cash flow method at a discount rate consistent with operational risk, using specific swap valuation tools that are public available.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Mutual Funds: Given their nature, they are recognized at market value at the closing date for the period.

Loans and Receivables

Their value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt.

Repurchased Agreements: These are valued at initial investment cost of the short-term instrument plus interest accrued at the closing date for the period.

Hedging

These financial instruments are valued using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as a counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are valued at amortized cost using the effective interest rate method.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are valued using the discounted cash flow method at a rate consistent with the operation risk, using the information given by each bank as a counterpart.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects over Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from April 8, 2010). Placas do Paraná and Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$ 80.34 million in June 2010. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

In the first half of 2010, Arauco’s consolidated sales amounted to ThU.S.$1,698,269 of which 60.25% correspond to credit sales, 25.62% to sales with letters of credit, and 14.13% to other types of sales, such as Cash Against Documents (CAD) and advance payments.

At June 30, 2010, Arauco’s Sales Debtors amounted to ThU.S.$548,310 of which 70.364% corresponded to credit sales, 21.59% to sales with letters of credit and 8.04% to other types of sales, such as CAD and advance payments, distributed among 2,786 clients. The client with the highest open account debt did not exceed 3.37% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 81.15%, therefore, Arauco’s exposure portfolio is 18.85%.

Secured Debt-Open Account

	ThU.S.$	%
Total Open Account receivables	385,818	100.00
Secured debt (*)	313,086	81.15
Uncovered debt	72,732	18.85

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Accounts exposed to this type of risk are: trade receivable, finance lease debtors and other debtors.

	June 2010 ThU.S.$	December 2009 ThU.S.$
Current Receivables
Trades and Notes Receivable	548,310	506,503
Finance lease debtors	3,970	4,315
Other Debtors	322,239	47,623
Net Subtotal	874,519	558,441

Trades and Notes Receivable	561,029	521,462
Finance lease debtors	3,970	4,315
Other Debtors	327,764	52,482
Gross Subtotal	892,763	578,259

Estimated Trades and Uncollectable Notes - Bad Debt	12,719	14,959
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	5,525	4,859
Subtotal Bad Debt	18,244	19,818

Non Current Receivables
Trades and Notes Receivable	320	226
Finance lease debtors	6,522	7,450
Other Debtors	5,666	3,404
Net Subtotal	12,508	11,080

Trades and Notes Receivable	320	226
Finance lease debtors	6,522	7,450
Other Debtors	5,666	3,404
Gross Subtotal	12,508	11,080

Estimated Trades and Uncollectable Notes - Bad Debt	0	0
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	0	0
Subtotal Bad Debt	0	0

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Finance Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable as of June 30, 2010, 89.57% is current, 8.00% is between 1 and 15 days past due, 0.99% is between 16 and 30 days past due, 0.66% is between 31 and 60 days past due, 0.61% is between 61 and 90 days past due, 0.17% is between 91 and 180 days past due.

The following table shows the percentages in Sales debtors net, at June 30, 2010:

Past due

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	491,149	43,846	5,430	3,610	3,319	956	0	548,310
%	89.57	8.00	0.99	0.66	0.61	0.17	0	100.00

Arauco has recognized impairment over the last five years in the amount of ThU.S.$7.68 which represents 0.05% of total sales during this period.

Sales debtor impairment as a

percentage of total sales

	2010	2009	2008	2007	2006	Last 5 years
Sales Debtors Impairment	0.04%	0.05%	0.13%	0.03%	0.01%	0.05%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first half of 2010 amount to U.S.$ 0,413 million which represents 27.23% of the total amount claimed.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, there was an update of the Corporate Credit Policy of Arauco group.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries, a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official finance statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have express authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Finance Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

June 30, 2010:

Tax ID	Name	Currency	Name- country Loans with banks	Maturity ThU.S.$					Total ThU.S.$			Effective Rate %	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current	Type of amortization
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	0	0	106	487	0	106	487	Monthly	—	TJLP+1.2%
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	149	0	0	356	0	149	356	Monthly	—	TJLP+1.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-United States	0	0	286	197,444	48,343	286	245,787	(l) semmianual; (k) semmianually from 2011	—	Libor 6 months +0.2%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC-Brazil	0	0	5,630	0	0	5,630	0	Maturity	—	6.75%
—	Arauco do Brasil S.A.	Real	Banco HSBC-Brazil	0	5,551	0	0	0	5,551	0	Maturity	—	6.75%
—	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	5,474	0	0	0	0	5,474	0	Maturity	—	6.75%
—	Alto Paraná S.A.	U.S. Dollar	Banco Santander Rio-Argentina	2,020	0	0	0	0	2,020	0	Maturity	—	2.20%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	74	0	0	1,466	4,702	74	6,168	(l) montly; (k) from 2016	—	TJLP+3.80%
—	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	197	0	0	390	0	197	390	(l) montly; (k) montly	—	TJLP+1.10%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim-Brazil	6	0	0	122	483	6	605	(l) montly; (k) from 2016	—	VC+CM+3.30%
—	Alto Paraná S.A.	U.S. Dollar	BBVA Banco Francés-Argentina	2,020	0	0	0	0	2,020	0	Maturity	—	2.50%
—	Alto Paraná S.A.	U.S. Dollar	Banco Galicia-Argentina	0	4,029	0	0	0	4,029	0	Maturity	—	2.50%
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	5,187	0	0	0	0	5,187	0	Monthly	—	1.43% do CDI
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	78	0	0	248	109	78	357	Monthly	—	0%
76,721,630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-United States	10,056	0	25,713	86,786	0	35,769	86,786	Quarterly	—	Libor 3 months +0.375%

			Total	25,261	9,580	31,735	287,299	53,637	66,576	340,936

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	256	42,162	0	256	42,162	(l) semmianual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	1,901	47,150	372,385	1,901	419,535	(l) semmianual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	578	0	81,727	0	578	81,727	(l) semmianual; (k) maturity	2.40	2.25
-	Alto Paraná S.A.	U.S. Dollar	Bonds 144 A-Argentina	0	0	1,004	68,850	309,434	1,004	378,284	(l) semmianual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2019	15,205	0	0	145,000	655,921	15,205	800,921	(l) semmianual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	147,949	2,734	185,449	(l) semmianual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 3ª emission	0	256,274	0	42,162	0	256,274	42,162	(l) semmianual; (k) maturity	8.65	8.625
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 4ª emission	0	8,914	0	401,119	0	8,914	401,119	(l) semmianual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 5ª emission	7,303	0	0	336,953	0	7,303	336,953	(l) semmianual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 6ª emission	0	0	4,048	450,360	10,406	4,048	460,766	(l) semmianual; (k) maturity	5.64	5.63

			Total	22,508	268,500	7,209	1,652,983	1,496,095	298,217	3,149,078

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	18	36	160	111	0	214	111	Monthly	—	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	12	32	33	0	0	77	0	Monthly	—	4.50

Total				30	68	193	111	0	291	111

December 31, 2009:

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate	Nominal Rate
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	5	0	22	325	0	27	325	Montly	—	TJLP+1.8%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-United States	0	0	301	172,458	72,453	301	244,911	(l) semmianual; (k) semmianual from 2011	—	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco del Estado-Chile-97,030,000-7	0	103,640	0	0	0	103,640	0	Maturity	—	4.35%
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Banco BBVA-Chile-91,032,000-8	0	15,003	0	0	0	15,003	0	Maturity	—	Libor 2 months +0.55%
—	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	722	1,195	371	0	0	2,288	0	Maturity	—	6.75%
—	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	3,061	0	0	0	0	3,061	0	Maturity	—	4.80%
—	Alto Paraná S.A.	US Dollar	Banco Santander Rio-Argentina	0	4,006	0	0	0	4,006	0	Maturity	—	2.00%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	77	0	0	0	4,404	77	4,404	Montly	—	TJLP+3.80%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	6	0	0	0	424	6	424	Montly	—	VC+CM+3.30%
—	Alto Paraná S.A.	US Dollar	Bank Boston-Argentina	3,580	0	0	0	0	3,580	0	Maturity	—	5.0%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	0	5,022	0	0	5,022	0	Maturity	—	2.50%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	0	4,001	0	0	0	4,001	0	Maturity	—	1.85%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,534	0	0	0	0	1,534	0	Maturity	—	5.0%
—	Alto Paraná S.A.	US Dollar	BBVA Banco Francés-Argentina	1,006	0	0	0	0	1,006	0	Maturity	—	3.0%
—	Alto Paraná S.A.	US Dollar	Banco Galicia-Argentina	0	0	2,009	0	0	2,009	0	Maturity	—	2.75%
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	2,569	4,116	9,381	0	0	16,066	0	Montly	—	1.43% do CDI
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	7	20	54	474	118	81	592	Montly	—	0%
76,721,630-0	Forestal Rio Grande S.A.	US Dollar	J.P.Morgan-United States	10,267	0	25,713	104,197	0	35,980	104,197	Quarterly	—	Libor 3 months +0.375%
78,049,140-K	Forestal Los Lagos S.A.	US Dollar	Santander Overseas Bank-Puerto Rico	4,839	0	0	0	0	4,839	0	Semminanual	—	Libor 6 months +0.5%

			Total	27,673	131,981	42,873	277,454	77,399	202,527	354,853

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	273	45,796	0	273	45,796	(l) semmianual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,026	48,635	407,643	2,026	456,278	(l) semmianual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	617	0	89,067	0	617	89,067	(l) semmianual; (k) maturity	2.40	2.25
-	Alto Paraná S.A.	US Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	313,031	1,004	381,881	(l) semmianual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2019	15,406	0	0	145,000	681,250	15,406	826,250	(l) semmianual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	153,125	2,734	190,625	(l) semmianual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 3ª emission	0	8,749	270,500	0	0	279,249	0	(l) semmianual; (k) maturity	8.65	8.625
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 4ª emission	0	8,914	0	416,993	0	8,914	416,993	(l) semmianual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 5ª emission	7,303	0	0	346,125	0	7,303	346,125	(l) semmianual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	US Dollar	Yankee bonds 6ª emission	0	0	4,047	83,250	380,406	4,047	463,656	(l) semmianual; (k) maturity	5.64	5.63

			Total	23,713	21,014	276,846	1,281,216	1,935,455	321,573	3,216,671

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$		Type of amortization	Effective Rate %	Nominal Rate %
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	18	37	169	235	0	224	235	Monthly	—	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	11	22	104	12	0	137	12	Monthly	—	4.50

			Total	29	59	273	247	0	361	247

Guarantees given

As of the date of these financial statements, Arauco holds ThU.S.$ 15,135 as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

At June 30, 2010, the assets covered by an indirect guarantee amounted to ThU.S.$305,472. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on Alto Paraná bonds amounted to ThU.S.$ 270,000) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to ThU.S.$ 35,472, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Arauco do Brasil S.A.	Collateral	Property,plant and equipment	1,107	Banco Alfa S.A.
Arauco do Brasil S.A.	Guarantee Letter	Financial instruments	1,922	Tractebel Energia Comercializadora Ltda.
Arauco Forest Brasil S.A.	Guarantee Letter	Financial instruments	6,499	Banco Votorantim S.a.
Arauco Forest Brasil S.A.	Guarantee Letter	Financial instruments	5,510	Banco HSBC Bank Brasil AS

Indirect:

Subsidiary reporting	Guarantee	Involved assets	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Full Guarantee	Financial instruments	270,000	Alto Paraná S.A. (Bonds Holders 144 A)
Bosques Arauco S.A.	Buy-back	Financial instruments	5,921	Leasing Banco Santander
Bosques Arauco S.A.	Buy-back	Financial instruments	2,866	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	Financial instruments	1,830	Leasing Banco Santander
Forestal Valdivia S.A.	Buy-back	Financial instruments	1,966	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	Financial instruments	14,178	Banco Santander
Forestal Celco S.A.	Buy-back	Financial instruments	8,711	Banco Chile

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by exchange rate losses due to the currency in which assets, liabilities and investments are held, but which are not included in the balance sheet of an entity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Profit.

Sensitivity analysis considers a variation of + /- 10% of the exchange rate at March 31, 2010 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of + /- 10% in relation to the Chilean Peso would mean a EBITDA an annual variation of + /- 1.2% on the profit after tax and + /- 6.67% and 0.01% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	06/30/2010	12/31/2009
Bonds Issued in UF (E Series)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	2,000,000	3,000,000

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. At June 30, 2010, 8.4% of the Company’s bonds and bank loans bear interest at variable rates. A change of + /- 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the profit after tax at rate of + /- 0.01% and equity would not be affected.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

	06/30/2010 ThU.S.$	Total
Fixed rate	2,752,736	91.6%
Bonds issued	2,605,285
Loans with Banks (*)	147,049
Financial leasing	402
Variable rate	250,871	8.4%
Bonds issued	0
Loans with banks	250,871
Total	3,003,607	100.0%

(*)	Includes bank loans with variable rate swapped to fixed rate.

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales within the income statement and directly affect the net profit for the period.

At June 30, 2010, operational income due to pulp sales accounted for 46% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the respective safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + /- 10% of the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + /- 10% in the average pulp price would mean a EBITDA annual variation of + /- 21%, on the profit after tax and + /- 25.897 and + /- 4.002% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with Arauco’s senior management internal reporting structure, that is used to support operating decisions and resource allocation. Furthermore, the availability of relevant financial information has been considered in order to define operating segments. The responsible persons for making the decisions mentioned above are the Chief Executive Officer and Corporate Managing Directors of each business area (segment).

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services that Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different types of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 millions tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 8 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the Company has a total annual production capacity of 3.2 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 10 saw mills in operation, 8 in Chile and 2 in Argentina, the Company has a production capacity of 2.8 million cubic meters of sawn wood.

Furthermore, the company has 7 remanufacturing plants, 6 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 916 thousand hectares are used for plantations, 340 thousand hectares for native forests, 172 thousand hectares for other uses and 60 thousand hectares are to be planted. Arauco’s principal plantations consist of Radiata and taeda pine. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco has a forestry asset of 127 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

Summary financial information of assets, liabilities and profit or loss by segment, are as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Six-month period ended June 30, 2010	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	814,667	274,661	69,535	528,323	11,083	0	1,698,269	0	1,698,269
Ordinary activity income among segments	12,194	16,200	285,281	7,056	9,546	0	330,277	(330,277)	0

Financial income	0	0	0	0	0	10,728	10,728	0	10,728
Financial costs	0	0	0	0	0	(107,563)	(107,563)	0	(107,563)
Financial costs, net	0	0	0	0	0	(96,835)	(96,835)	0	(96,835)

Depreciation and amortizations	67,219	9,625	4,657	25,395	1,926	1,358	110,180	0	110,180
Sum of significant income accounts	22,447	1,069	72,627	2,150	0	0	98,293	0	98,293
Sum of significant expense accounts	820	6,457	9,140	4,366	0	0	20,783	0	20,783

Profit (loss) of each specific segment	352,423	24,861	20,787	74,577	1,967	(238,086)	236,529	0	236,529

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	283	283	0	283
Joint ventures	(453)	0	(2,510)	0	0	561	(2,402)	0	(2,402)

Income tax expense	0	0	0	0	0	(59,334)	(59,334)	0	(59,334)

Non-monetary asset disbursements of the segment

Acquisition of property,plant and equipment and biological assets	122,888	10,775	120,096	24,705	627	466	279,557	0	279,557
Acquisition and contribution of investments in associates and joint venture	4,650	0	21,803	0	0	11,083	37,536	0	37,536

Nationality of Ordinary Income
Ordinary income (Chilean companies)	674,728	246,229	46,935	276,413	557	0	1,244,862	0	1,244,862
Ordinary income - foreign (Foreign companies)	139,939	28,432	22,600	251,910	10,526	0	453,407	0	453,407
Total Ordinary Incomes	814,667	274,661	69,535	528,323	11,083	0	1,698,269	0	1,698,269

Year ending December 31, 2010	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,840,765	475,829	5,089,003	1,294,129	49,372	749,165	11,498,263	(20,895)	11,477,368

Investments accounted through equity method
Associates	0	0	0	0	0	108,757	108,757	0	108,757
Joint Ventures	29,252	0	329,101	0	0	22,413	380,766	0	380,766
Segment liabilities	130,401	51,174	88,785	256,258	14,561	4,456,571	4,997,750	0	4,997,750
Nationality of non-current assets
Chile	2,503,493	222,269	3,411,574	300,238	1,995	162,408	6,601,977	1,762	6,603,739
Foreign	529,212	30,592	1,185,230	580,331	35,600	105,465	2,466,430	0	2,466,430
Non-current assets, Total	3,032,705	252,861	4,596,804	880,569	37,595	267,873	9,068,407	1,762	9,070,169

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Six-month period ended June 30, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	764,346	218,211	43,907	359,065	7,411	0	1,392,940	0	1,392,940
Ordinary activity income among segments	8,328	1,519	320,804	19,362	12,038	0	362,051	(362,051)	0

Financial income	0	0	0	0	0	9,285	9,285	0	9,285
Financial costs	0	0	0	0	0	(83,445)	(83,445)	0	(83,445)
Financial costs, net	0	0	0	0	0	(74,160)	(74,160)	0	(74,160)

Depreciation and amortizations	66,708	8,209	3,017	15,474	1,794	0	95,202	0	95,202
Sum of significant income accounts	0	0	75,921	0	0	0	75,921	0	75,921
Sum of significant expense accounts	2,278	1,415	4,734	0	0	0	8,427	0	8,427

Profit (loss) of each specific segment	84,344	(1,205)	52,680	45,188	1,083	(122,047)	60,043	0	60,043

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	4,112	4,112	0	4,112
Joint ventures	0	0	0	0	0	1,835	1,835	0	1,835

Income tax expense	0	0	0	0	0	(19,773)	(19,773)	0	(19,773)

Non-monetary asset disbursements of the segment

Acquisition of property,plant and equipment and biological assets	88,029	13,415	65,503	12,386	2,823	0	182,156	0	182,156
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	10,131	10,131	0	10,131

Nationality of Ordinary Income
Ordinary income (Chilean companies)	666,428	197,546	27,755	229,637	553	0	1,119,919	0	1,119,919
Ordinary income - foreign (Foreign companies)	99,918	20,665	16,152	129,428	6,858	0	273,021	0	273,021
Total Ordinary Incomes	764,346	218,211	43,907	359,065	7,411	0	1,392,940	0	1,392,940

Year ending December 31, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,733,482	437,724	5,008,403	1,202,296	50,426	994,346	11,426,677	(10,905)	11,415,772

Investment in associates and joint ventures through equity method
Associates	0	0	0	0	0	118,435	118,435	0	118,435
Joint Ventures	25,055	0	305,701	0	0	26,910	357,666	0	357,666
Segment liabilities	116,754	38,570	89,958	229,110	8,827	4,550,120	5,033,339	0	5,033,339
Nationality of non-current assets
Chile	2,604,235	222,473	3,364,282	299,227	1,974	175,945	6,668,136	1,938	6,670,074
Foreign	539,907	42,053	990,407	764,288	37,627	97,158	2,471,440	0	2,471,440
Non-current assets, Total	3,144,142	264,526	4,354,689	1,063,515	39,601	273,103	9,139,576	1,938	9,141,514

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Quarter April-June, 2010	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities	428,415	161,639	42,061	275,341	5,933	0	913,389	0	913,389
Ordinary activity income among segments	9,680	15,112	149,374	3,698	5,499	0	183,363	(183,363)	0

Financial income	0	0	0	0	0	2,144	2,144	0	2,144
Financial costs	0	0	0	0	0	(57,628)	(57,628)	0	(57,628)
Financial costs, net	0	0	0	0	0	(55,484)	(55,484)	0	(55,484)

Depreciations and amortizations	41,733	5,445	2,631	13,961	1,028	663	65,461	0	65,461
Sum of significant income accounts	22,447	1,069	41,346	2,150	0	0	67,012	0	67,012
Sum of significant expense accounts	820	2,235	4,879	608	0	0	8,542	0	8,542

Profit (loss) of each specific segment	223,901	24,608	4,968	50,681	2,865	(132,950)	174,073	0	174,073

Company equity in profit and loss of associates and joint ventures accounted through equity method

Associates	0	0	0	0	0	118	118	0	118
Joint ventures	440	0	(1,989)	0	0	816	(733)	0	(733)

Income tax expense	0	0	0	0	0	(46,623)	(46,623)	0	(46,623)

Non-monetary asset disbursements of the segment

Acquisition of property,plant and equipment and biological assets	80,789	2,951	55,675	13,413	627	465	153,920	0	153,920
Acquisition and contribution of investments in associates and joint venture	0	0	14,453	0	0	7,083	21,536	0	21,536

Nationality of Ordinary Income
Ordinary income (Chilean companies)	349,960	145,698	29,209	141,275	393	0	666,534	0	666,534
Ordinary income - foreign (Foreign companies)	78,455	15,942	12,852	134,066	5,540	0	246,855	0	246,855
Total Ordinary Incomes	428,415	161,639	42,061	275,341	5,933	0	913,389	0	913,389

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Quarter April-June, 2009	Pulp ThU.S.$	Sawmill ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities	402,107	118,404	24,617	183,964	3,708	0	732,800	0	732,800
Ordinary activity income among segments	578	1,370	164,808	11,497	4,998	0	183,251	(183,251)	0

Financial income	0	0	0	0	0	4,104	4,104	0	4,104
Financial costs	0	0	0	0	0	(41,095)	(41,095)	0	(41,095)
Financial costs, net	0	0	0	0	0	(36,991)	(36,991)	0	(36,991)

Depreciations and amortizations	35,677	4,048	1,957	7,311	1,788	0	50,781	0	50,781
Sum of significant income accounts	0	0	46,244	0	0	0	46,244	0	46,244
Sum of significant expense accounts	2,278	1,415	2,132	0	0	0	5,825	0	5,825

Profit (loss) of each specific segment	44,405	550	29,652	22,411	687	(51,288)	46,417	0	46,417

Company equity in profit and loss of associates and joint ventures accounted through equity method

Associates	0	0	0	0	0	3,447	3,447	0	3,447
Joint ventures	0	0	0	0	0	1,357	1,357	0	1,357

Income tax expense	0	0	0	0	0	(12,617)	(12,617)	0	(12,617)

Non-monetary asset disbursements of the segment

Acquisition of property,plant and equipment and biological assets	32,409	8,732	32,927	8,894	2,460	0	85,422	0	85,422
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	10,131	10,131	0	10,131

Nationality of Ordinary Income
Ordinary income (Chilean companies)	341,230	106,698	15,979	116,829	506	0	581,242	0	581,242
Ordinary income - foreign (Foreign companies)	60,877	11,706	8,638	67,135	3,202	0	151,558	0	151,558
Total Ordinary Incomes	402,107	118,404	24,617	183,964	3,708	0	732,800	0	732,800

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend payment is determined based on the effective realized profit, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the net profit to be considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net profit at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)	Those generated through the acquisition of entities. These results will be restored to the net profit at the time of their realization. For this purpose, the results are realized when acquired entities generate a profit after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net profits as of June 30, 2010 correspond to 40% of the distributable net profit for the year 2010:

Distributable Net Profit ThU.S.$
Profit attributable to the Parent Company at 06/30/2010	236,529
Adjustments
Biological Assets
Unrealized	(72,627)
Realized	81,838
Deferred taxes	(2,695)
Total adjustments	6,516
Distributable Net Profit at 06/30/2010	243,045

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, around 40% of net profits to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other current liabilities included in the Consolidated Balance Sheet dated June 30, 2010 shows ThU.S.$97,218 for the provision of minimum dividend for the year 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

Earnings per share

The earnings per share are calculated by dividing the profit attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

Gains (losses) per Shares	January-June		April-June
	2010 ThU.S.$	2009 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	236,529	60,043	174,073	46,457
Weighted average of number of shares, basic	113,152,446	113,152,446	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	2.09	0.59	1.54	0.41

NOTE 25. EVENTS AFTER REPORTING PERIOD (IAS 10)

1) On september 2, 2010, the Company has proceeded to the placement of bonds in the Chilean market, bonds which are unmaterialized and to the bearer. The most relevant conditions of the bonds are the following:

1. Bonds of the Series “J”, issued on account of the line of bonds approved by the Board of Directors of the Company on August 16, 2010 and registered in the Securities Registry of the Superintendency of Securities and Insurance under Nº 588.

Such placement has been effected for a total amount of 5,000,000 Unidades de Fomento (U.F.)1, with a term of ten years. The interests will accrue from September 1, 2010 and will be paid on a semi-annual basis, on March 1st and September 1st each year, beginning on March 1 st, 2011. The principal will be paid in one installment on September 1st, 2020.

The issuance obtained a placement rate of 3.18%.

The Bonds of the Series “J” will accrue over the outstanding principal, expressed in UF, a yearly coupon interest of 3.25%, compound, due, calculated over the basis of equal semesters of 180 days, equivalent to a semi-annual interest rate of 1.6120%.

2. The above series of bonds have a Chilean rating classification of AA.

The placement agents were BBVA Corredores de Bolsa Limitada and Corpbanca Corredores de Bolsa S.A., companies with which Arauco has no property relationship.

3. Other relevant conditions of the abovementioned bonds are the following:

i)	The Bonds of the series “J” may be redeemed starting on September 1, 2013.

ii)	The Bonds will have no guaranty.

iii)	The proceeds obtained from the aforementioned placements, will be destined to the refinancing of short and long term liabilities of the Company.

[1]

The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At September 2, 2010, one UF equaled approximately to U.S.$42.81 and Ch$ 21,326.11.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2010

Amounts in thousands of U.S. dollars, except as indicated

It is deemed that the placement of the above referred bond will not have significant effects over the income statements of the Company.

2) Subsequent to June 30, 2010 Arauco has received as an insurance compensation concept, a first payment amounting to U.S.$100 million corresponding to advances, which include both compensation for losses caused by physical damages (U.S.$ 30 million) and downtime (U.S.$ 70 million).

3) The authorization for the issuance and publication of these consolidated financial statements for the period finished on June 30, 2010 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 429 dated September 6, 2010.

No other events have occurred between June 30, 2010 and the issuance of these financial statements.